INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2011

Contents

I. OVERVIEW

This document should be read in conjunction with the International Finance Corporation (IFC) consolidated financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2010 (FY10). IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of March 31, 2011, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its liabilities in various currencies with assets having the same characteristics. IFC manages any non-equity investment related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

II. FINANCIAL SUMMARY

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; recoveries of interest on loans formerly in nonaccrual status; and income from liquid assets.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities (ABS) and mortgage-backed securities (MBS) which are subject to external market factors that may significantly affect the value of such securities, adding variability to reported net income.

Net income also includes net gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA.

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,455 million in the nine months ended March 31, 2011 (FY11 Q1-Q3), as compared to $1,254 million in the nine months ended March 31, 2010 (FY10 Q1-Q3). After net gains on other non-trading financial instruments accounted for at fair value of $274 million in FY11 Q1-Q3 ($244 million losses in FY10 Q1-Q3) and grants to IDA of $600 million in FY11 Q1-Q3 ($200 million in FY10 Q1-Q3), IFC reported net income (in accordance with US GAAP) of $1,129 million in FY11 Q1-Q3 ($810 million in FY10 Q1-Q3).

The improvement in financial performance in FY11 Q1-Q3 when compared to FY10 Q1-Q3 was principally as a result of a generally improved operating environment for IFC's investment portfolio in FY11 Q1-Q3 as compared with that experienced in FY10 Q1-Q3. This resulted in: (i) higher overall income from equity investments; and (ii) a moderate release of provisions for losses on loans and guarantees as compared to a charge in FY10 Q1-Q3.

In addition, IFC reported lower charges on borrowings due to the current low interest rate environment and higher net gains on other non-trading financial instruments accounted for at fair value (principally net unrealized gains on market borrowings and associated derivatives and net realized and unrealized gains on derivatives associated with equity investments).

III. CLIENT SERVICES

BUSINESS OVERVIEW

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, and risk sharing facilities (core mobilization). In addition to project finance, corporate lending and mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's activities are guided by five strategic pillars: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with clients in emerging markets; (iii) addressing climate change and ensuring social and environmental sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

In FY11 Q1-Q3, IFC entered into new commitments totaling $7,820 million, compared with $6,840 million in FY10 Q1-Q3.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

Expenditures for advisory services and against other designated retained earnings in FY11 Q1-Q3 totaled $89 million, $9 million higher than in FY10 Q1-Q3 ($80 million).

IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company LLC (AMC), a wholly owned subsidiary of IFC, mobilizes capital from outside IFC's traditional investor pool. AMC serves as a fund manager and mobilizes third-party capital to invest in its funds. IFC is a co-investor in such funds.

At March 31, 2011 (FY11 Q3 - end) AMC had assets under management[1] of $4,055 million: $1,275 million in the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); $1,725 million in the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); $1,000 million in the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and $55 million in the Africa Capitalization Fund, Ltd (the Africa Cap Fund).

The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Capitalization Funds. The Capitalization Funds, established in FY09, are designed to support banks considered vital to the financial system of an emerging market country and are jointly funded by commitments of $1 billion from IFC and $2 billion from a third-party investor.

The ALAC Fund was established in FY10 to make co-investments with IFC in companies or other entities located in the Sub-Saharan Africa, Latin America and/or the Caribbean. The ALAC Fund is currently a $1 billion fund, with $200 million of commitments from IFC and $800 million from six other third-party investors.

The Africa Cap Fund was established in August 2010 to make investments in regulated commercial banking institutions located in Continental Africa. The Fund will co-invest with the Capitalization Funds or IFC. The Africa Cap Fund is currently $55 million in size with commitments from three third-party investors.

The activities of the funds managed by AMC at March 31, 2011 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Cap Fund	Sub-Debt Cap Fund	ALAC Fund	Africa Cap Fund	Total
Assets under management:	$ 1,275	$ 1,725	$ 1,000	$ 55	$ 4,055
From IFC	775	225	200	-	1,200
From other investors	500	1,500	800	55	2,855
Disbursements from investors to Fund:					
From IFC	240	17	17	-	274
From other investors	155	113	68	1	337
Disbursements made by Fund ($ millions)	376	125	60	-	561
Disbursements made by Fund (number)	5	1	3	-	9

OTHER IFC INITIATIVES

IFC launched a series of initiatives beginning in FY09 to assist the private sector address the challenges introduced by the global financial crisis. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's initiatives are designed to address both the immediate and long-term needs of IFC's clients.

[1] Assets under management are generally based upon how investment advisory and administrative fees are calculated (including total assets, committed assets, or other measures).

INVESTMENT PROGRAM SUMMARY

In FY11 Q1-Q3, IFC entered into new commitments totaling $7,820 million, compared with $6,840 million in FY10 Q1-Q3 as follows (US$ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
Commitments[2]		
Loans	$ 3,014	$ 2,973
Equity investments	1,139	1,373
Guarantees:		
Global Trade Finance Program	3,226	2,429
Other	391	54
Client risk management	50	11
Total commitments	**$ 7,820**	**$ 6,840**

CORE MOBILIZATION

Core mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, structured finance transactions and loan sales. In FY09, IFC launched AMC and a number of other initiatives, each with a core mobilization component, and revised its mobilization definition accordingly to include these in the measure.

CORE MOBILIZATION RATIO

The core mobilization ratio (a non-US GAAP measure) is defined as:

$$\frac{\text{Loan participations + Parallel loans + Loan Participation sales and secured borrowings + non-IFC portion of structured finance transactions + non-IFC portion of AMC fund investments + non-IFC portion of investments through one or more approved IFC Initiatives}}{\text{IFC's investments on its own account + IFC portion of AMC fund investments + IFC portion of investments in IFC initiatives}}$$

For each dollar that IFC committed, IFC mobilized (in the form of loan participations (B-loans), parallel loans, Loan Participation sales and secured borrowings, the non-IFC portion of structured finance transactions, non-IFC portion of AMC fund investments and non-IFC portion of investments through one or more approved IFC Initiatives) $0.67 in FY11 Q1-Q3 ($0.41 in FY10 Q1-Q3).

2 Debt security commitments are included in loans or equity investments based on their predominant characteristics.

IFC mobilized resources totaling $5,213 million, compared with $2,805 million in FY10 Q1-Q3 as follows (US $ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
B-loans	$ 2,838	$ 792
Structured finance	-	93
Parallel loans	947	351
Other Mobilization	32	254
Total B-loans, structured finance, parallel loans and other mobilization	**$ 3,817**	**$ 1,490**
AMC:		
Equity Capitalization Fund	$ 98	$ 25
Sub Debt Capitalization Fund	252	-
African, Latin American and Caribbean (ALAC) Fund	45	-
Total AMC	**$ 395**	**$ 25**
Other IFC initiatives:		
Microfinance Enhancement Facility	$ -	$ 123
Infrastructure Crisis Facility	77	10
Debt and Asset Recovery Program	-	114
Global Trade Liquidity Program	924	1,043
Total IFC initiatives	**$ 1,001**	**$ 1,290**
Total Core Mobilization	**$ 5,213**	**$ 2,805**
Core mobilization ratio	**0.67**	**0.41**

DISBURSEMENTS

IFC disbursed $4,707 million for its own account in FY11 Q1-Q3 ($4,877 million in FY10 Q1-Q3): $3,237 million of loans ($3,785 million in FY10 Q1-Q3), $1,260 million of equity investments ($845 million in FY10 Q1-Q3), and $210 million of debt securities ($247 million in FY10 Q1-Q3).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $27.9 billion at March 31, 2011 ($25.4 billion at June 30, 2010), comprising the disbursed loan portfolio of $19.6 billion ($18.2 billion at June 30, 2010), the disbursed equity portfolio of $6.4 billion ($5.4 billion at June 30, 2010), and the disbursed debt security portfolio of $1.9 billion ($1.8 billion at June 30, 2010).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fee rates are consistent with IFC's loan pricing policies. Guarantees signed at March 31, 2011 totaled $3.8 billion ($2.7 billion at June 30, 2010).

IV. TREASURY SERVICES

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4 and P7. All six portfolios are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

A P7 portfolio was created in the second half of FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio totaled less than $10 million at March 31, 2011, unchanged from June 30, 2010.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At March 31, 2011 this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles and Mexican pesos. The P6 portfolio totaled $0.5 billion at March 31, 2011 ($0.3 billion at June 30, 2010).

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $7.7 billion during FY11 Q1-Q3 ($7.1 billion in FY10 Q1-Q3), including net short-term borrowings of $0.1 billion ($1.3 billion - FY10 Q1-Q3) largely as a result of anticipated growth in IFC's investment disbursements.

IFC's borrowings are generally swapped into US dollars through the use of currency and interest rate swaps. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At March 31, 2011, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes ($0.3 billion - June 30, 2010).

V. CAPITAL AND RETAINED EARNINGS

As of March 31, 2011, total capital as reported in IFC's condensed consolidated balance sheet amounted to $20.2 billion, up from the June 30, 2010 level of $18.4 billion. At March 31, 2011, total capital comprised $2.4 billion of paid-in capital, unchanged from June 30, 2010, $15.9 billion of retained earnings ($14.8 billion at June 30, 2010), and $1.9 billion of accumulated other comprehensive income ($1.2 billion at June 30, 2010). As of March 31, 2011 and June 30, 2010, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

SELECTIVE CAPITAL INCREASE

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement. Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

At March 31, 2011, retained earnings comprised $15.5 billion of undesignated retained earnings ($14.3 billion at June 30, 2010), $0.2 billion of retained earnings designated for advisory services ($0.3 billion at June 30, 2010), $0.2 billion for other designated retained earnings ($0.2 billion at June 30, 2010).

At March 31, 2011 and June 30, 2010, retained earnings comprised the following (US$ billions):

	FY11 Q3-end	FY10 -end
Undesignated retained earnings	**$ 15.5**	$ 14.3
Designated retained earnings:		
Advisory services	0.2	0.3
Other	0.2	0.2
Total designated retained earnings	**$ 0.4**	$ 0.5
Total retained earnings	**$ 15.9**	$ 14.8

FINANCIAL RATIOS[3]

	FY11 Q1-Q3	FY10 Q1-Q3
Return on average assets (US GAAP-basis)	**2.3%**	3.1%
Return on average capital (US GAAP-basis)	**7.8%**	10.1%

	FY11 Q3-end	FY10 -end
Deployable strategic capital ratio	**10%**	14%
External funding liquidity level	**262%**	190%
Debt to equity ratio	**2.5:1**	2.2:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	**85%**	71%

IFC's leverage ratio was 2.5:1, well within the maximum of 4:1. The externally funded liquidity ratio was 262%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 85%, above the minimum requirement of 45%.

[3] Returns are annualized.

VI. RESULTS OF OPERATIONS

OVERVIEW

FY09 was characterized by heightened uncertainty during the global financial crisis that impacted both developed and developing markets. Equity markets in many countries where IFC has significant investments dropped sharply but stabilized and recovered somewhat during the latter stages of FY09, FY10 and the recovery has continued into FY11 to date. The current environment remains characterized by uncertainty and volatility.

The global environment significantly impacts the financial performance of IFC's investment portfolio, particularly in respect of income from equity investments, both realized and unrealized gains and impairment write-downs, and reserves against losses on loans.

The following paragraphs detail significant variances between FY11 Q1-Q3 and FY10 Q1-Q3, covering the periods included in IFC's FY11 Q1-Q3 condensed consolidated financial statements. Certain amounts in FY10 Q1-Q3 have been reclassified to conform to the current year's presentation.

NET INCOME

IFC's FY11 Q1-Q3 financial performance was generally improved when compared to FY10 Q1-Q3. Emerging countries stock markets generally moved higher in FY11 Q1-Q3 and stood at higher levels at FY11 Q3-end when compared to FY10 Q3-end and FY10-end.

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,455 million in FY11 Q1-Q3, $201 million higher than income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,254 million in FY10 Q1-Q3. After net gains on other non-trading financial instruments accounted for at fair value of $274 million and grants to IDA of $600 million in FY11 Q1-Q3 (net losses of $244 million and grants to IDA of $200 million - FY10 Q1-Q3), IFC reported net income of $1,129 million in FY11 Q1-Q3 ($810 million - FY10 Q1-Q3).

EQUITY PORTFOLIO PERFORMANCE

Equity markets moved higher in FY11 Q1-Q3, although the increase was much lower in FY11 Q3 than in the first six months of FY11, reflecting an overall pause in the recovery of emerging markets equities in recent quarters and caution given recent developments in the Middle East and North Africa. As a result there was an overall increase in the value of the equity portfolio and improved income from equity investments.

The overall risk in the equity portfolio, as measured by country risk and credit risk, deteriorated both relative to FY11 Q2-end and year-end FY10. Overall, the improving trend exhibited from FY09 Q4 to FY11 Q1 has been replaced by a deteriorating trend in the past two quarters. Income from the equity investment portfolio increased by $248 million from $708 million in FY10 Q1-Q3 to $956 million in FY11 Q1-Q3.

IFC sells equity investments where IFC's developmental role is complete and where pre-determined sales trigger levels have been met. IFC generated realized gains on equity investments for FY11 Q1-Q3 of $506 million ($405 million - FY10 Q1-Q3) and gains on non-monetary exchanges of $211 million ($28 million - FY10 Q1-Q3).

Total realized gains on equity investments tend to be concentrated - in FY11 Q1-Q3, seven investments generated individual capital gains in excess of $20 million for a total of $272 million, or 54%, of the FY11 Q1-Q3 gains, compared to three investments that each generated individual capital gains in excess of $20 million for a total of $78 million, or 19%, of FY10 Q1-Q3 realized capital gains.

In FY11 Q1-Q3, gains on non-monetary exchanges have also been concentrated with two investments generating individual gains in excess of $20 million for a total of $189 million, or 90%, of FY11 Q1-Q3 gains on non-monetary exchanges.

Dividend income totaled $163 million in FY11 Q1-Q3, as compared with $184 million in FY10 Q1-Q3. The decrease in dividend income when compared to FY10 Q1-Q3 can be mostly attributed to delays in the timing of dividend payouts for certain equity investments, a decrease in payouts due to the sale in FY10 of dividend producing equity investments. These negative impacts were partially offset by receipts from first time dividend payers. IFC's dividend income in FY11 Q1-Q3 include returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $32 million in FY11 Q1-Q3, as compared to $43 million in FY10 Q1-Q3.

In FY11 Q1-Q3, IFC recorded equity investment impairment write-downs of $101 million ($55 million on equity investments accounted for as available-for-sale and $46 million on equity investments accounted for at cost less impairment), as compared to $109 million in FY10 Q1-Q3 ($19 million on equity investments accounted for as available-for-sale and $90 million on equity investments accounted for at cost less impairment), a decrease of $8 million, which broadly reflects the improved global financial markets in FY11 Q1-Q3 when compared to FY10 Q1-Q3.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY11 Q1-Q3 totaled $187 million, as compared with $205 million in FY10 Q1-Q3, again reflecting the more favorable global financial markets in FY11 Q1-Q3 when compared with FY10 Q1-Q3.

LOAN AND GUARANTEE PORTFOLIO PERFORMANCE

The overall risk in the loan portfolio, as measured by country risk ratings and credit risk ratings, was lower at FY11 Q3-end as compared to FY10-end and FY10 Q3-end.

Income from loans and guarantees increased by $17 million to $658 million in FY11 Q1-Q3 from $641 million in FY10 Q1-Q3. The change may be analyzed as follows (US$ millions):

Income from loans and guarantees in FY10 Q1-Q3	**$**	**641**
Growth in the loan portfolio		6
Higher net recoveries on non-accruing loans		6
Higher unrealized gains on loans accounted for at fair value		1
Lower income from income participation notes		(2)
Lower commitment and financial fees		(3)
Gains on non-monetary exchanges		9
Income from loans and guarantees in FY11 Q1-Q3	**$**	**658**

The level of non-performance in the loan portfolio decreased during FY11 Q1-Q3 from 4.8% of the then-outstanding loan portfolio ($877 million) at June 30, 2010 to 4.5% of the outstanding loan portfolio ($888 million) at March 31, 2011. At March 31, 2011, $359 million of principal on non-performing loans is past due for 60 days or more ($294 million - June 30, 2010). There were no individually significant loans going into or coming out of non-performing status during FY11 Q1-Q3.

IFC recorded a release of provisions for losses on loans and guarantees of $65 million in FY11 Q1-Q3 ($113 million provision - FY10 Q1-Q3). The release of provision on loans is $63 million in FY11 Q1-Q3 ($36 million of specific provisions and $27 million of portfolio (or general) provisions), as compared with a provision for losses on loans of $107 million in FY10 Q1-Q3 ($87 million of specific provisions and $20 million of portfolio provisions). The release of provision for losses on guarantees is $2 million in FY11 Q1-Q3 ($6 million provision - FY10 Q1-Q3).

On March 31, 2011, IFC's total reserves against losses on loans were 6.5% of the disbursed loan portfolio (7.4% - June 30, 2010).

LIQUID ASSET TRADING PORTFOLIO PERFORMANCE

The liquid assets portfolio, net of derivatives and securities lending balances, increased by $2,703 million from $21,001 million at June 30, 2010, to $23,704 million at March 31, 2011.

At March 31, 2011, trading securities with a fair value of $176 million are classified as Level 3 securities ($177 million at June 30, 2010).

Income from liquid asset trading activities totaled $449 million in FY11 Q1-Q3, as compared to $684 million in FY10 Q1-Q3. All portfolios outperformed their respective benchmarks. Interest income and some foreign currency transaction losses totaled $305 million. In addition, the portfolio of ABS and MBS showed fair value gains totaling $152 million in FY11 Q1-Q3. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $8 million of losses in FY11 Q1-Q3 and all holdings in the liquid asset portfolio paid on schedule in FY11 Q1-Q3. In FY10 Q1-Q3, interest income and foreign currency transactions gains were $259 million, with the portfolio of ABS and MBS totaling $340 million, and holdings of other treasury securities showing $85 million of principal gains.

The P1 portfolio generated a return of $310 million in FY11 Q1-Q3, a return of 2.2%[1]. In FY10 Q1-Q3, the P1 portfolio generated a return of $346 million, or 3.1%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $6 million in FY11 Q1-Q3 or 1.0%, as compared to a return of $12 million, or 2.4%, in FY10 Q1-Q3. The lower return can be attributed to the decreasing impact from the legacy structured portfolio, which is gradually being paid off.

The P2 and externally managed P4 portfolios returned $124 million or 2.2% and $5 million or 0.9% in FY11 Q1-Q3, respectively, as compared to a return of $314 million or 5.6% and $11 million or 2.3% in FY10 Q1-Q3. The lower level of overall yield and the absence of an interest decline led to overall lower income.

IFC's P0 portfolio earned $3 million in FY11 Q1-Q3, a total return of 0.4%, as compared to $1 million or 0.2% in FY10 Q1-Q3. The P7 portfolio generated a return of $1 million in FY11 Q1-Q3, a return of 0.9%.

In addition, income from IFC's P6 local currency liquidity portfolio, reported in other income, totaled $31 million in FY11 Q1-Q3 ($21 million in FY10 Q1-Q3).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY11 Q1-Q3 condensed consolidated financial statements, IFC accounts for certain other non-trading financial instruments at fair value with unrealized gains and losses on such financial instruments reported in net income.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY11 Q1-Q3 and FY10 Q1-Q3 are summarized as follows (US$ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
Net realized gains on derivatives associated with investments	$ 37	$ 8
Net unrealized gains (losses) on derivatives associated with investments	103	(54)
Net unrealized gains (losses) on market borrowings and associated derivatives	134	(198)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 274**	**$ (244)**

[1] Return percentages are non-annualized and reported gross of fees.

IFC reported net gains on other non-trading financial instruments accounted for at fair value of $274 million in FY11 Q1-Q3 as compared to losses of $244 million in FY10 Q1-Q3. This change was largely attributable to the impact of credit spreads on the fair value of IFC's market borrowings and associated derivatives[2].

IFC's credit spreads in the major currencies have generally narrowed considerably from the peak levels experienced at the end of FY09 Q3, although they continue to remain above the sub-LIBOR levels seen historically. During FY10, IFC's credit spreads narrowed by 31 basis points (24 basis points in FY10 Q1-Q3) and there was a further partial reversal of the FY09 Q2 and FY09 Q3 unrealized gain in FY10. During FY11 Q2 interest rates levels moved higher across the US Dollar term structure reflecting rising inflationary expectations. During FY11 Q3 the trend towards higher interest rates continued, albeit less dramatically, and over the fiscal year to date, IFC's credit spread to LIBOR remained relatively constant at medium tenors - around Libor flat – while gains were recorded on the marking to market of new longer dated bond issuance during FY11 year-to-date. In FY11 Q1-Q3, IFC reported unrealized gains on market borrowings and associated derivatives of $134 million.

OTHER

Other income of $139 million for FY11 Q1-Q3 was $26 million higher than in FY10 Q1-Q3 ($113 million).

Administrative expenses (the principal component of other expenses) increased by $25 million (5.1%) from $491 million in FY10 Q1-Q3 to $516 million in FY11 Q1-Q3. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($19 million in FY11 Q1-Q3 and FY10 Q1-Q3). IFC recorded an expense from pension and other postretirement benefit plans in FY11 Q1-Q3 of $81 million, as compared with $52 million in FY10 Q1-Q3.

Expenditures for advisory services and against other designated retained earnings in FY11 Q1-Q3 totaled $89 million, $9 million higher than in FY10 Q1-Q3 ($80 million).

[2] The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are generally classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global emerging markets environment; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY11 Q1-Q3, IFC recorded a credit to OCI in the amount of $645 million relating to increases in unrealized gains on equity investments and debt securities, net of transfers to net income for investments realized or written down ($1,222 million in FY10 Q1-Q3).

The net change in unrealized gains and losses on equity investments and debt securities in OCI is summarized as follows (US$ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
Net unrealized gains and losses on equity Investments arising during the period:		
Unrealized gains	$ 829	$ 1,379
Unrealized losses	(149)	(39)
Reclassification adjustment for:		
(i) Realized gains	(264)	(302)
(ii) Impairment write-downs included in net income	55	19
Net unrealized gains on equity Investments	**$ 471**	**$ 1,057**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 198	$ 221
Unrealized losses	(28)	(42)
Reclassification adjustment for:		
(i) Realized gains and losses	2	(14)
(ii) Non credit-related portion of impairment write-downs which were recognized in net income	-	(2)
(iii) Impairment write-downs included in net income	2	2
Net unrealized gains on debt securities	**$ 174**	**$ 165**
Total unrealized gains on equity investments and debt securities	**$ 645**	**$ 1,222**

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

Contents

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2011 (unaudited) and June 30, 2010 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 601	$ 528
Time deposits	3,335	5,435
Trading securities - Notes C and K	26,599	23,428
Securities purchased under resale agreements	1,427	539
Investments - Notes D, E, F, G, K and N		
Loans ($591 - March 31, 2011 and $450 - June 30, 2010 at fair value; $86 - March 31, 2011 and $0 - June 30, 2010 at lower of cost or fair value) (net of reserves against losses of $1,280 - March 31, 2011 and $1,349 - June 30, 2010) - Notes D, E and K	18,187	16,660
Equity investments ($6,559 - March 31, 2011 and $4,918 - June 30, 2010 at fair value) - Notes D, G and K	9,059	7,469
Debt securities - Notes D, F and K	2,103	1,815
Total investments	29,349	25,944
Derivative assets - Notes J and K	3,555	2,688
Receivables and other assets	2,559	2,513
Total assets	$ 67,425	$ 61,075
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,081	$ 8,393
Borrowings outstanding - Note K		
From market sources at amortized cost	1,881	1,851
From market sources at fair value	34,384	29,205
From International Bank for Reconstruction and Development at amortized cost	50	50
Total borrowings	36,315	31,106
Derivative liabilities - Notes J and K	1,615	1,140
Payables and other liabilities	2,259	2,077
Total liabilities	47,270	42,716
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note H	1,869	1,202
Retained earnings - Note H	15,917	14,788
Total capital	20,155	18,359
Total liabilities and capital	$ 67,425	$ 61,075

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Income from investments				
Income from loans and guarantees - Note E	$ 235	$ 209	$ 658	$ 641
Release of provision (provision) for losses on loans and guarantees - Note E	16	(27)	65	(113)
Income (losses) from debt securities - Note F	(5)	26	26	61
Income from equity investments - Note G	193	145	956	708
Total income from investments	**439**	**353**	**1,705**	**1,297**
Income from liquid asset trading activities - Note C	198	233	449	684
Charges on borrowings	(28)	(34)	(117)	(187)
Gains on extinguishment of borrowings	1	40	7	44
Charges on borrowings, net of gains on extinguishment of borrowings	**(27)**	**6**	**(110)**	**(143)**
Income from investments and liquid asset trading activities, after charges on borrowings	**610**	**592**	**2,044**	**1,838**
Other income				
Service fees	24	10	57	35
Other	28	26	82	78
Total other income	**52**	**36**	**139**	**113**
Other expenses				
Administrative expenses	(176)	(166)	(516)	(491)
Expense from pension and other postretirement benefit plans - Note M	(27)	(17)	(81)	(52)
Other	(6)	(3)	(12)	(6)
Total other expenses	**(209)**	**(186)**	**(609)**	**(549)**
Foreign currency transaction (losses) gains on non-trading activities	15	1	(30)	(68)
Expenditures for advisory services and against other designated retained earnings - Note H	(12)	(14)	(89)	(80)
Income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**456**	**429**	**1,455**	**1,254**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note I	28	(94)	274	(244)
Income before grants to IDA	**484**	**335**	**1,729**	**1,010**
Grants to IDA - Note H	-	-	(600)	(200)
Net income	**$ 484**	**$ 335**	**$ 1,129**	**$ 810**

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Net income	**$ 484**	**$ 335**	**$ 1,129**	**$ 810**
Other comprehensive income				
Net unrealized gains on debt securities arising during the period	49	19	170	179
Add (less): reclassification adjustment for realized losses (gains) included in net income	(1)	-	2	(14)
Less: reclassification adjustment for non-credit-related portion of impairment write-downs which were recognized in net income	-	-	-	(2)
Add: reclassification adjustment for impairment write-downs included in net income	-	1	2	2
Net unrealized gains on debt securities	**48**	**20**	**174**	**165**
Net unrealized gains (losses) on equity investments arising during the period	(46)	115	680	1,340
Less: reclassification adjustment for realized gains included in net income	(71)	(63)	(264)	(302)
Add: reclassification adjustment for impairment write-downs included in net income	23	6	55	19
Net unrealized gains (losses) on equity investments	**(94)**	**58**	**471**	**1,057**
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	**7**	**5**	**22**	**15**
Total other comprehensive income (loss)	**(39)**	**83**	**667**	**1,237**
Total comprehensive income	**$ 445**	**$ 418**	**$ 1,796**	**$ 2,047**

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Retained earnings			Accumulated other comprehensive income - Note H	Capital stock	Total capital
	Undesignated	Designated	Total			
At June 30, 2010	$ 14,307	$ 481	$ 14,788	$ 1,202	$ 2,369	$ 18,359
Nine months ended March 31, 2011						
Net income	1,129		1,129			1,129
Other comprehensive income				667		667
Designations of retained earnings - Note H	(610)	610	-			-
Expenditures against designated retained earnings - Note H	689	(689)	-			-
At March 31, 2011	$ 15,515	$ 402	$ 15,917	$ 1,869	$ 2,369	$ 20,155
At June 30, 2009	$ 12,251	$ 791	$ 13,042	$ 711	$ 2,369	$ 16,122
Nine months ended March 31, 2010						
Net income	810		810			810
Other comprehensive income				1,237		1,237
Expenditures against designated retained earnings - Note H	280	(280)	-			-
At March 31, 2010	$ 13,341	$ 511	$ 13,852	$ 1,948	$ 2,369	$ 18,169

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)
(US$ millions)

	2011	2010
Cash flows from investing activities		
Loan disbursements	$ (3,237)	$ (3,785)
Investments in equity securities	(1,260)	(845)
Investments in debt securities	(210)	(247)
Loan repayments	2,253	2,199
Equity redemptions	1	2
Debt securities repayments	66	90
Proceeds from sales of loans	2	4
Proceeds from sales of equity investments	1,025	637
Proceeds from sales of debt securities	12	13
Net cash used in investing activities	**(1,348)**	**(1,932)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	7,267	5,588
Retirement	(3,568)	(3,870)
Medium and long-term borrowings related derivatives, net	310	201
Short-term borrowings, net	100	1,304
Net cash provided by financing activities	**4,109**	**3,223**
Cash flows from operating activities		
Net income	1,129	810
Adjustments to reconcile net income to net cash used in operating activities:		
Gains from non-monetary exchanges of loans	(9)	-
Realized gains on debt securities and gains on non-monetary exchanges	(2)	(14)
Realized gains on equity investments and gains on non-monetary exchanges	(717)	(433)
Unrealized gains on loans accounted for at fair value under the Fair Value Option	(73)	(72)
Unrealized losses (gains) on debt securities accounted for at fair value under the Fair Value Option	7	(19)
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option	(187)	(205)
(Release of provision) provision for losses on loans and guarantees	(65)	113
Impairment losses on debt securities	2	2
Other-than-temporary impairment losses on equity investments	101	109
Net discounts paid on retirement of borrowings	(2)	(1)
Net realized gains on extinguishments of borrowings	(7)	(44)
Foreign currency transaction losses on non-trading activities	30	68
Net (gains) losses on other non-trading financials instruments accounted for at fair value	(274)	244
Change in accrued income on loans, time deposits and securities	22	(34)
Change in payables and other liabilities	(258)	482
Change in receivables and other assets	150	(454)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(4,815)	(1,454)
Net cash used in operating activities	**(4,968)**	**(902)**
Change in cash and cash equivalents	(2,207)	389
Effect of exchange rate changes on cash and cash equivalents	180	220
Net change in cash and cash equivalents	(2,027)	609
Beginning cash and cash equivalents	5,963	4,257
Ending cash and cash equivalents	**$ 3,936**	**$ 4,866**
Composition of cash and cash equivalents		
Cash and due from banks	$ 601	$ 680
Time deposits	3,335	4,186
Total cash and cash equivalents	**$ 3,936**	**$ 4,866**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 523	$ 9
Debt securities	108	77
Loan and debt security-related currency swaps	(582)	(132)
Borrowings	(1,907)	(710)
Borrowing-related currency swaps	1,881	705
Client risk management-related currency swaps	(6)	(1)
Charges on borrowings paid, net	139	189
Non-cash item:		
Loan and debt securities conversion to equity, net	69	150

The notes to condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three and nine months ended March 31, 2011 are not indicative of the results that may be expected for the full year ending June 30, 2011.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

(i) direct investments in securities and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

In addition, IFC has elected the Fair Value Option for certain hybrid instruments in the investment portfolio.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2011 and June 30, 2010. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the primary beneficiary of a variable interest entity (VIE), as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near-term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to control the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments. Note N provides further details regarding IFC's variable interests in VIEs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Recently adopted accounting standards – In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).* ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing.*

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force* (ASU 2009-13). ASU 2009-13 addresses the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue generation activities. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (which is the year ending June 30, 2011 for IFC). ASU 2009-13 has not had and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU No. 2009-17, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended March 31, 2011 for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset.* ASU 2010-18 clarifies that modifications of loans that are accounted for within a pool under ASC Subtopic 310-30, *Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality* (Subtopic 310-30), do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring; that is the reporting entity must continue to consider whether the pool itself is impaired if the expected cash flows of the pool change. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010 (which was the three months ended September 30, 2010 for IFC). IFC adopted the provisions of ASU 2010-18 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which is the three months ending March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these condensed consolidated financial statements

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which is the three months ending March 31, 2011 for IFC).The revised effective date is pending further FASB deliberation.

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which is the three months ending September 30, 2011 for IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which is July 1, 2011 for IFC), ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which is the three months ending September 30, 2011 for IFC).

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing*, to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). IFC is currently evaluating the impact of ASU 2011-03.

In addition, during the nine months ended March 31, 2011, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At March 31, 2011, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2010).

At March 31, 2011, AMC managed four funds (collectively referred to as the AMC Funds):

- IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund);
- IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund);
- IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and
- Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund).

IFC is a limited partner of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund, and IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund. IFC accounts for these limited partner interests at fair value under the Fair Value Option. IFC has no direct financial interest in the Africa Capitalization Fund.

In addition wholly-owned subsidiaries of AMC have general partnership interests in the Equity Capitalization Fund, the Sub-Debt Capitalization Fund and the ALAC Fund which are ultimately consolidated into IFC's financial statements but are immaterial individually and in the aggregate to IFC's condensed consolidated financial statements. The Africa Capitalization Fund is structured as a limited liability company and AMC is its manager.

As a result of the consolidation of AMC and the general partnership interests in the AMC Funds, IFC's condensed consolidated balance sheet at March 31, 2011 includes $11 million in cash, receivables and other assets ($6 million - June 30, 2010), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2010) and less than $0.5 million in payables and other liabilities (less than $0.5 million - June 30, 2010). Other income in IFC's condensed consolidated income statement includes $18 million during nine months ended March 31, 2011 ($2 million - nine months ended March 31, 2010) and other expenses includes $4 million during the nine months ended March 31, 2011 ($1 million - nine months ended March 31, 2010).

Consolidated VIEs

IFC has consolidated three VIEs into these condensed consolidated financial statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these condensed consolidated financial statements. The consolidation of Hilal Sukuk Company had no material impact on these condensed consolidated financial statements.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's condensed consolidated balance sheet at March 31, 2011 includes additional assets of $10 million in equity investments ($14 million - June 30, 2010), $1 million in receivables and other assets ($1 million - June 30, 2010), and additional liabilities of $4 million in payables and other liabilities ($4 million - June 30, 2010).

Related to the consolidation of these VIEs, other income includes $0 during the three months ended March 31, 2011 ($3 million - three months ended March 31, 2010) and $2 million during the nine months ended March 31, 2011 ($10 million - nine months ended March 31, 2010). Other expenses include $3 million during the three months ended March 31, 2011 ($1 million - three months ended March 31, 2010) and $6 million during the nine months ended March 31, 2011 ($3 million - nine months ended March 31, 2010).

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated three entities in the collective investment vehicles sector in the Asia and Sub-Saharan African regions into these condensed consolidated financial statements under the voting interest model. During the nine months ended March 31, 2011, IFC disbursed $2 million to these entities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three and nine months ended March 31, 2011 and 2010 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 123	$ 58	$ 330	$ 260
Net gains on trading activities:				
Realized (losses) gains	28	36	(35)	108
Unrealized gains	52	141	179	317
Net gains on trading activities	80	177	144	425
Foreign currency transaction losses	(5)	(2)	(25)	(1)
Total income from liquid asset portfolio	**$ 198**	**$ 233**	**$ 449**	**$ 684**

Net gains on trading activities comprise net gains on asset-backed and mortgage-backed securities of $40 million and $152 million for the three and nine months ended March 31, 2011 ($145 million and $340 million - three and nine months ended March 31, 2010) and net gains on other trading securities of $40 million and losses of $8 million for the three and nine months ended March 31, 2011 ($32 million and $85 million - three and nine months ended March 31, 2010).

NOTE D – INVESTMENTS

The carrying value of investments at March 31, 2011 and June 30, 2010 comprises (US$ millions):

	March 31, 2011	June 30, 2010
Loans		
Loans at amortized cost	$ 18,790	$ 17,559
Less: Reserve against losses on loans	(1,280)	(1,349)
Net loans	17,510	16,210
Loans held for sale at lower of amortized cost or fair value	86	-
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $556 - March 31, 2011, $488 - June 30, 2010)	591	450
Total carrying value of loans	**18,187**	**16,660**
Equity investments		
Equity investments at cost less impairment	2,500	2,551
Equity investments accounted for at fair value as available-for-sale* (cost $1,877 - March 31, 2011, $1,450 - June 30, 2010)	3,923	3,012
Equity investments accounted for at fair value under the Fair Value Option (cost $1,934 - March 31, 2011, $1,391 - June 30, 2010)	2,636	1,906
Total carrying value of equity investments	**9,059**	**7,469**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,610 - March 31, 2011, $1,491 - June 30, 2010)	1,902	1,609
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $185 - March 31, 2011, $183 - June 30, 2010)	201	206
Total carrying value of debt securities	**2,103**	**1,815**
Total carrying value of investments	**$ 29,349**	**$ 25,944**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at March 31, 2011 excludes $7 million ($20 million at June 30, 2010) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three and nine months ended March 31, 2011 and 2010, comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 166	$ 162	$ 514	$ 504
Commitment fees	8	11	25	29
Other financial fees	11	16	37	36
Gains on non-monetary exchanges	9	-	9	-
Unrealized gains on loans accounted for under the Fair Value Option	41	20	73	72
Income from loans and guarantees	**$ 235**	**$ 209**	**$ 658**	**$ 641**

During the nine months ended March 31, 2011 IFC purchased no loans and sold no loans. IFC reclassified no loans to held-for-sale during the nine months ended March 31, 2011. During the nine months ended March 31, 2011, IFC received mortgage loans with an initial carrying amount of $86 million in conjunction with the settlement of a borrower's obligation to IFC. These loans are classified as held-for-sale.

Reserves against losses on loans

Changes in the reserve against losses on loans for the nine months ended March 31, 2011, and the year ended June 30, 2010, as well as the related recorded investment in loans at March 31,2011, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Nine months ended March 31, 2011			Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 917	$ 1,349	$ 300	$ 938	$ 1,238
(Release of) provision for losses on loans	(36)	(27)	(63)	153	(8)	145
Write-offs	(53)	-	(53)	(18)	-	(18)
Recoveries of previously written-off loans	2	-	2	5	-	5
Foreign currency transaction adjustments	8	28	36	(9)	(13)	(22)
Other adjustments*	9	-	9	1	-	1
Ending balance	**$ 362**	**$ 918**	**$ 1,280**	**$ 432**	**$ 917**	**$ 1,349**
Related recorded investment in loans at March 31, 2011 evaluated for impairment**	$ 18,790	$ 17,815	$ 18,790			

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2011 totaled $3,758 million ($2,721 million - June 30, 2010). Guarantees of $2,653 million that were outstanding (i.e., not called) at March 31, 2011 ($1,889 million - June 30, 2010), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended March 31, 2011 includes a $6 million release of provision in respect of guarantees ($0 - three months ended March 31, 2010) and a $2 million release of provision for the nine months ended March 31, 2011 ($6 million provision - nine months ended March 31, 2010). At March 31, 2011 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $22 million ($24 million - June 30, 2010).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impaired loans

The average recorded investment during the three months ended March 31, 2011, in loans at amortized cost that are impaired was $857 million ($768 million - year ended June 30, 2010). The recorded investment in loans at amortized cost that are impaired at March 31, 2011 was $824 million ($984 million - June 30, 2010).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector geographic region as follows (US$ millions):

	At March 31, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 115	$ 121	$ 58	$ 120	$ 2
Europe, Middle East and North Africa	397	408	177	394	7
Sub-Saharan Africa, Latin America and Caribbean	189	270	60	217	5
Total manufacturing, agribusiness and services	701	799	295	731	14
Financial markets					
Asia	29	31	6	31	2
Europe, Middle East and North Africa	13	20	6	15	-
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	2	-
Total financial markets	49	83	19	48	2
Infrastructure and natural resources					
Asia	-	-	-	-	-
Europe, Middle East and North Africa	15	15	5	16	-
Sub-Saharan Africa, Latin America and Caribbean	59	59	43	62	1
Total infrastructure and natural resources	74	74	48	78	1
Total	**$ 824**	**$ 956**	**$ 362**	**$ 857**	**$ 17**

IFC had no impaired loans at March 31, 2011 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $888 million at March 31, 2011 ($877 million - June 30, 2010). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2011 totaled $18 million ($17 million - three months ended March 31, 2010) and $46 million during the nine months ended March 31, 2011 ($48 million - nine months ended March 31, 2010). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2011 was $5 million ($8 million - three months ended March 31, 2010) and $17 million during the nine months ended March 31, 2011 ($18 million - nine months ended March 31, 2010) on a cash basis.

The recorded investment in nonaccruing loans at amortized cost is summarized by industry sector and geographic region as follows (US$ millions):

	At March 31, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 101	$ 29	$ -	$ 130
Europe, Middle East and North Africa	399	6	15	420
Sub-Saharan Africa, Latin America and Caribbean	124	1	58	183
Total disbursed loans at amortized cost	**$ 624**	**$ 36**	**$ 73**	**$ 733**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	At March 31, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 15	$ -	$ 91	$ 106	$ 1,852	$ 1,958
Europe, Middle East and North Africa	-	-	387	387	2,384	2,771
Sub-Saharan Africa, Latin America and Caribbean	-	19	96	115	1,867	1,982
Other	-	-	-	-	34	34
Total manufacturing, agribusiness and services	15	19	574	608	6,137	6,745
Financial markets						
Asia	-	-	29	29	995	1,024
Europe, Middle East and North Africa	-	-	6	6	2,881	2,887
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,313	1,314
Other	-	-	-	-	355	355
Total financial markets	-	-	36	36	5,544	5,580
Infrastructure and natural resources						
Asia	-	-	-	-	1,619	1,619
Europe, Middle East and North Africa	-	5	14	19	1,872	1,891
Sub-Saharan Africa, Latin America and Caribbean	4	7	53	64	2,949	3,013
Other	-	-	-	-	104	104
Total Infrastructure and natural resources	4	12	67	83	6,544	6,627
Total disbursed loans at amortized cost	$ 19	$ 31	$ 677	$ 727	$ 18,225	$ **18,952**
Unamortized deferred loan origination fees, net and other						(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(38)
Recorded investment in loans at amortized cost						$ 18,790

At March 31, 2011, there are no loans 90 days or greater past due still accruing.

Credit quality of loans

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share; remote probability of default.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of IFC's loans at amortized cost by credit quality indicator, as updated during the three months ended March 31, 2011, as well as by industry sector geographic region follows (US$ millions):

	At March 31, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 555	$ 715	$ 513	$ 116	$ 50	$ 9	$ 1,958
Europe, Middle East and North Africa	-	354	728	1,109	167	258	154	2,770
Sub-Saharan Africa, Latin America and Caribbean Europe	-	192	1,055	420	247	33	34	1,981
Other	-	-	34	-	-	-	-	34
Total manufacturing, agribusiness and services	-	1,101	2,532	2,042	530	341	197	6,743
Financial markets								
Asia	-	672	263	61	-	29	-	1,025
Europe, Middle East and North Africa	-	749	1,165	647	321	-	5	2,887
Sub-Saharan Africa, Latin America and Caribbean	-	473	657	155	22	6	1	1,314
Other	-	16	50	290	-	-	-	356
Total financial markets	-	1,910	2,135	1,153	343	35	6	5,582
Infrastructure and natural resources								
Asia	-	348	923	332	16	-	-	1,619
Europe, Middle East and North Africa	-	129	772	808	167	12	3	1,891
Sub-Saharan Africa, Latin America and Caribbean	-	284	1,143	1,398	73	84	31	3,013
Other	-	57	-	47	-	-	-	104
Total infrastructure and natural resources	-	818	2,838	2,585	256	96	34	6,627
Total disbursed loans at amortized cost	$ -	$ 3,829	$ 7,505	$ 5,780	$ 1,129	$ 472	$ 237	$ 18,952
Unamortized deferred loan origination fees, net and other								(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(38)
Recorded investment in loans at amortized cost								$ 18,790

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale at March 31, 2011 and June 30, 2010 comprise (US$ millions):

	March 31, 2011				June 30, 2010			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,237	$ 213	$ (53)	$ 1,397	$ 1,150	$ 107	$ (64)	$ 1,193
Preferred shares	346	132	-	478	309	102	(26)	385
Asset-backed securities	24	-	-	24	29	-	-	29
Other debt securities	3	-	-	3	3	-	(1)	2
Total	**$ 1,610**	**$ 345**	**$ (53)**	**$ 1,902**	**$ 1,491**	**$ 209**	**$ (91)**	**$ 1,609**

Unrealized losses on debt securities accounted for as available-for-sale at March 31, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 327	$ (7)	$ 627	$ (46)	$ 954	$ (53)
Total	**$ 327**	**$ (7)**	**$ 627**	**$ (46)**	**$ 954**	**$ (53)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Income (losses) from debt securities for the three and nine months ended March 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 9	$ 10	$ 29	$ 27
Realized (losses) gains on sales of debt securities	1	-	(2)	14
Gains on non-monetary exchanges	-	-	4	-
Dividends	1	1	4	3
Impairment losses on debt securities:				
Total other-than-temporary impairment losses	-	(1)	(2)	(4)
Portion of losses recognized in other comprehensive income	-	-	-	2
Net impairment losses recognized in net income	-	(1)	(2)	(2)
Unrealized (losses) gains on debt securities accounted for at fair value under the Fair Value Option	(16)	16	(7)	19
Total income (losses) from debt securities	**$ (5)**	**$ 26**	**$ 26**	**$ 61**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three and nine months ended March 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Realized gains on equity sales, net	$ 223	$ 79	$ 506	$ 405
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	(18)	21	187	205
Gains on non-monetary exchanges	17	13	211	28
Dividends and profit participations	12	54	163	184
Other-than-temporary impairment losses:				
Equity investments at cost less impairment	(15)	(15)	(46)	(90)
Equity investments available-for-sale	(23)	(6)	(55)	(19)
Total other-than-temporary impairment losses	(38)	(21)	(101)	(109)
Custody, fees and other	(3)	(1)	(10)	(5)
Total income from equity investments	**$ 193**	**$ 145**	**$ 956**	**$ 708**

Dividends and profit participations include $2 million for the three months ended March 31, 2011 ($12 million - three months ended March 31, 2010) and $32 million for the nine months ended March 31, 2011 ($43 million - nine months ended March 31, 2010) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,897 million as of March 31, 2011 ($1,175 million as of June 30, 2010). The unfunded commitment obligations related to these funds totaled $1,364 million as of March 31, 2011 ($1,006 million as of June 30, 2010).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2008	**$ -**	**$ 438**	**$ 188**	**$ 100**	**$ 100**	**$ 826**
Year ended June 30, 2009						
Designations of retained earnings	450	100				550
Expenditures against designated retained earnings	(450)	(129)	(5)	(1)		(585)
At June 30, 2009	$ -	$ 409	$ 183	$ 99	$ 100	$ 791
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	$ -	$ 313	$ 101	$ 37	$ 30	$ 481
Nine months ended March 31, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(82)	(5)	(2)	-	(689)
At March 31, 2011	**$ -**	**$ 241**	**$ 96**	**$ 35**	**$ 30**	**$ 402**

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at March 31, 2011 and June 30, 2010 are summarized as follows (US$ millions):

	March 31, 2011	June 30, 2010
Net unrealized gains on debt securities	$ 292	$ 118
Net unrealized gains on equity investments	2,053	1,582
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(476)	(498)
Total accumulated other comprehensive income	**$ 1,869**	**$ 1,202**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2011 and 2010 comprises (US$ millions):

	Three months ended March 31, 2011	Three months ended March 31, 2010	Nine months ended March 31, 2011	Nine months ended March 31, 2010
Realized gains and losses on derivative associated with investments:				
Net realized gains on derivatives associated with loans	$ -	$ -	$ 4	$ -
Net realized gains on derivatives associated with debt securities	-	-	18	-
Net realized gains on derivatives associated with equity investments	10	5	15	8
Total realized gains on derivatives associated with investments	**10**	**5**	**37**	**8**
Unrealized gains and losses on other non-trading financial instruments:				
Unrealized gains and losses on derivative associated with investments:				
Net unrealized (losses) gains on derivatives associated with loans	71	(77)	(22)	(97)
Net unrealized (losses) gains on derivatives associated with debt securities	3	38	(14)	73
Net unrealized gains (losses) on derivatives associated with equity investments	43	(22)	139	(30)
Total unrealized gains (losses) on derivatives associated with investments	117	(61)	103	(54)
Unrealized gains and losses on market borrowings accounted for at fair value:				
Credit spread component	(109)	(45)	(2)	(288)
Interest rate, foreign exchange and other components	265	(313)	559	(116)
Total unrealized gains (losses) on market borrowings	156	(358)	557	(404)
Unrealized (losses) gains on derivatives associated with market borrowings	(255)	320	(423)	206
Net unrealized gains (losses) on market borrowings and associated derivatives	(99)	(38)	134	(198)
Total unrealized gains (losses) on other non-trading financial instruments	**18**	**(99)**	**237**	**(252)**
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 28**	**$ (94)**	**$ 274**	**$ (244)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains (losses) on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at March 31, 2011 and June 30, 2010 is summarized as follows (US$ millions):

Balance sheet location	March 31, 2011 Fair value	June 30, 2010 Fair value
Derivative assets		
Interest rate	$ 558	$ 647
Foreign exchange	3	50
Interest rate and currency	2,526	1,653
Equity	462	337
Other	6	1
Total derivative assets	$ 3,555	$ 2,688
Derivative liabilities		
Interest rate	$ 407	$ 327
Foreign exchange	80	36
Interest rate and currency	1,128	777
Total derivative liabilities	$ 1,615	$ 1,140

The effect of derivative instrument contracts on the condensed consolidated income statement for the three and nine months ended March 31, 2011 and 2010 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	Three month ended March 31, 2011	2010	Nine months ended March 31, 2011	2010
Interest rate	Income from loans and guarantees	$ (12)	$ (11)	$ (36)	$ (28)
	Charges on borrowings	130	114	345	279
	Income from liquid asset trading activities	11	(91)	(59)	(188)
	Other income	7	2	10	6
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(97)	80	(240)	89
Foreign exchange	Income from liquid asset trading activities	(5)	-	(25)	-
	Foreign currency transaction (losses) gains on non-trading activities	3	4	25	7
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	3	(2)	(9)	(4)
Interest rate and currency	Income from loans and guarantees	(54)	(43)	(145)	(131)
	Income (losses) from debt securities	(19)	(15)	(57)	(49)
	Charges on borrowings	277	208	693	553
	Income from liquid asset trading activities	1	(7)	2	(4)
	Other income	(6)	-	(5)	-
	Foreign currency transaction (losses) gains on non-trading activities	(283)	118	777	614
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(98)	204	(205)	69
Equity	Net gains (losses) on other non-trading financial instruments accounted for at fair value	58	(17)	166	12
Other derivative	Income from equity investments	-	-	-	(1)
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	6	(1)	5	(6)
Total		$ (78)	$ 543	$ 1,242	$ 1,218

The income related to each derivative instrument category includes realized and unrealized gains and losses.

At March 31, 2011, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $42,125 million ($36,446 million at June 30, 2010), foreign exchange contracts was $2,461 million ($3,201 million at June 30, 2010) and interest rate and currency contracts was $26,140 million ($20,356 million at June 30, 2010). At March 31, 2011, there were 165 equity contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815 (138 equity contracts at June 30, 2010).

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $515 million at March 31, 2011 ($157 million at June 30, 2010). At March 31, 2011 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $146 million would be required to be posted against net liability positions with counterparties at March 31, 2011 (less than $1 million at June 30, 2010).

As of March 31, 2011, IFC had $2 million of outstanding obligations to return cash collateral under master netting agreements.

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of March 31, 2011 and June 30, 2010. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of March 31, 2011, and June 30, 2010, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads, expected recovery rates, risk free interest rates, amortization schedules and investment risk rating and are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified as Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments are classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at March 31, 2011 and June 30, 2010 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	March 31, 2011		June 30, 2010	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 31,962	$ 31,962	$ 29,930	$ 29,930
Investments:				
Loans at amortized cost, net of reserves against losses	17,510	18,864	16,210	16,722
Loans held for sale at lower of amortized cost or fair value	86	89	-	-
Loans accounted for at fair value under the Fair Value Option	591	591	450	450
Total loans	18,187	19,544	16,660	17,172
Equity investments at cost less impairment	2,500	5,802	2,551	5,228
Equity investments accounted for at fair value as available-for-sale	3,923	3,923	3,012	3,012
Equity investments accounted for at fair value under the Fair Value Option	2,636	2,636	1,906	1,906
Total equity investments	9,059	12,361	7,469	10,146
Debt securities accounted for at fair value as available-for-sale	1,902	1,902	1,609	1,609
Debt securities accounted for at fair value under the Fair Value Option	201	201	206	206
Total debt securities	2,103	2,103	1,815	1,815
Total investments	29,349	34,008	25,944	29,133
Derivative assets:				
Borrowings-related	2,850	2,850	1,798	1,798
Liquid asset portfolio-related and other	77	77	154	154
Investment-related	555	555	658	658
Client risk management-related	73	73	78	78
Total derivative assets	3,555	3,555	2,688	2,688
Other investment-related financial assets	33	139	33	244
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	7,081	7,081	8,393	8,393
Market and IBRD borrowings outstanding	36,315	36,316	31,106	31,117
Derivative liabilities:				
Borrowings-related	409	409	575	575
Liquid asset portfolio-related and other	456	456	181	181
Investment-related	677	677	306	306
Client risk management-related	73	73	78	78
Total derivative liabilities	1,615	1,615	1,140	1,140

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $22 million at March 31, 2011 ($20 million - June 30, 2010). Fair values of loan commitments were based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of March 31, 2011 and June 30, 2010, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At March 31, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 227	$ -	$ -	$ 227
Treasury securities	6,201	-	-	6,201
Foreign government bonds	2,019	195	-	2,214
Government guaranteed bonds	4,162	995	-	5,157
Supranational bonds	254	-	-	254
Foreign municipal bonds	236	-	-	236
Agency bonds	20	5	-	25
Foreign agency bonds	774	198	-	972
Agency residential mortgage-backed securities	105	69	-	174
Asset-backed securities	1	3,466	60	3,527
Foreign asset-backed securities	-	387	-	387
Corporate bonds	1,935	321	-	2,256
Commercial mortgage-backed securities	-	2,090	-	2,090
Foreign residential mortgage-backed securities	46	2,024	3	2,073
Non-agency residential mortgage-backed securities	-	672	-	672
Collateralized debt and collateralized loan obligations	-	21	113	134
Total trading securities	15,980*	10,443	176	26,599
Loans (outstanding principal balance $556)	-	-	591	591
Equity investments:				
Banking and non-banking financial institutions	2,100	-	560	2,660
Insurance companies	68	-	2	70
Funds	19	-	1,769	1,788
Others	1,548	-	493	2,041
Total equity investments	3,735	-	2,824	6,559
Debt securities:				
Corporate debt securities	-	-	1,515	1,515
Preferred shares	-	-	556	556
Asset-backed securities	-	-	25	25
Other debt securities	-	-	7	7
Total debt securities	-	-	2,103	2,103
Derivative assets:				
Interest rate contracts	-	558	-	558
Foreign exchange	-	3	-	3
Interest rate and currency rates	-	2,526	-	2,526
Equity	-	-	462	462
Other	-	-	6	6
Total derivative assets	-	3,087	468	3,555
Total assets at fair value	**$ 19,715**	**$ 13,530**	**$ 6,162**	**$ 39,407**
Borrowings:				
Structured bonds	$ -	$ 4,789	$ -	$ 4,789
Unstructured bonds	15,166	14,429	-	29,595
Total borrowings (outstanding principal balance $35,613**)	15,166	19,218	-	34,384
Derivative liabilities:				
Interest rate contracts	-	407	-	407
Foreign exchange	-	80	-	80
Interest rate and currency rates	-	1,128	-	1,128
Total derivative liabilities	-	1,615	-	1,615
Total liabilities at fair value	**$ 15,166**	**$ 20,833**	**$ -**	**$ 35,999**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $227 million at March 31, 2011.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,957 million, with a fair value of $2,283 million as of March 31, 2011.
Note: For the nine months ended March 31, 2011 securities with a fair value of $27 million were transferred from level 1 to level 2 due to market activities, and securities with fair value of $4,539 million were transferred from level 2 to level 1 due to improved indications of market activity.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 456	$ -	$ -	$ 456
Treasury securities	7,052	173	-	7,225
Foreign government bonds	131	273	-	404
Government guaranteed bonds	314	6,252	-	6,566
Supranational bonds	-	150	14	164
Foreign municipal bonds	-	480	-	480
Agency bonds	3	26	-	29
Foreign agency bonds	-	932	-	932
Agency residential mortgage-backed securities	-	657	-	657
Asset-backed securities	-	2,625	55	2,680
Foreign asset-backed securities	-	86	-	86
Corporate bonds	-	1,359	-	1,359
Commercial mortgage-backed securities	-	750	-	750
Foreign residential mortgage-backed securities	-	570	-	570
Non-agency residential mortgage-backed securities	-	822	-	822
Collateralized debt and collateralized loan obligations	-	106	108	214
Other	34	-	-	34
Total trading securities	7,990*	15,261	177	23,428
Loans (outstanding principal balance $488)	-	-	450	450
Equity investments:				
Banking and non-banking financial institutions	1,201	-	835	2,036
Insurance companies	-	-	33	33
Funds	2	-	1,177	1,179
Others	1,226	-	444	1,670
Total equity investments	2,429	-	2,489	4,918
Debt securities:				
Corporate debt securities	-	-	1,316	1,316
Preferred shares	-	-	464	464
Asset-backed securities	-	-	29	29
Other debt securities	-	-	6	6
Total debt securities	-	-	1,815	1,815
Derivative assets:				
Interest rate contracts	-	647	-	647
Foreign exchange	-	50	-	50
Interest rate and currency rates	-	1,653	-	1,653
Equity	-	-	337	337
Other derivative contracts	-	-	1	1
Total derivative assets	-	2,350	338	2,688
Total assets at fair value	**$ 10,419**	**$ 17,611**	**$ 5,269**	**$ 33,299**
Borrowings:				
Structured bonds	$ -	$ 4,439	$ -	$ 4,439
Unstructured bonds	12,020	12,746	-	24,766
Total borrowings (outstanding principal balance $29,944**)	12,020	17,185	-	29,205
Derivative liabilities:				
Interest rate contracts	-	327	-	327
Foreign exchange	-	36	-	36
Interest rate and currency rates	-	777	-	777
Total derivative liabilities	-	1,140	-	1,140
Total liabilities at fair value	**$ 12,020**	**$ 18,325**	**$ -**	**$ 30,345**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $561 million at June 30, 2010.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,499 million, with a fair value of $1,958 million as of June 30, 2010.

Note: For the year ended June 30, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the nine months ended March 31, 2011 and year ended June 30, 2010 (US$ millions):

Level 3 trading securities for the nine months ended March 31, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	-	-	-	2
Transfers out of Level 3 (****)	-	-	(14)	(4)	(18)
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in:					
Net income	(2)	-	-	10	8
Purchases, issuances, sales and settlements:					
Purchases	7	3	-	-	10
Proceeds from sales	(2)	-	-	(1)	(3)
Balance as of March 31, 2011	**$ 60**	**$ 3**	**$ -**	**$ 113**	**$ 176**
For the nine months ended March 31, 2011:					
Net unrealized gains (losses) included in net income	$ (2)	$ -	$ -	$ 10	$ 8

Level 3 loans and debt securities for nine months ended March 31, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in:						
Net income	87	8	(9)	-	1	-
Other comprehensive income	-	118	55	-	1	174
Purchases, issuances, sales and settlements:						
Purchases	-	143	67	-	-	210
Issuances	105	-	-	-	-	-
Proceeds from sales	-	(62)	(11)	(4)	(1)	(78)
Settlements and others	(51)	(8)	(10)	-	-	(18)
Balance as of March 31, 2011	**$ 591**	**$ 1,515**	**$ 556**	**$ 25**	**$ 7**	**$ 2,103**
For the nine months ended March 31, 2011:						
Net unrealized gains (losses) included in net income	$ 86	$ (3)	$ (6)	$ -	$ 1	$ (8)
Net unrealized gains included in other comprehensive income	$ -	$ 130	$ 50	$ -	$ 1	$ 181

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2011.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2010 beginning balance as of March 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the nine months ended March 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers into Level 3 (***)	32	-	-	-	32
Transfers out of Level 3 (****)	(429)	(30)	-	(114)	(573)
Net gains (losses) (realized and unrealized) for the nine months ended March 31, 2011 in:					
Net income	13	(1)	160	27	199
Other comprehensive income	14	-	-	-	14
Purchases, issuances, sales and settlements:					
Purchases	23	-	559	137	719
Proceeds from sales	(5)	-	(127)	(2)	(134)
Settlements and others	77	-	-	1	78
Balance as of March 31, 2011	**$ 560**	**$ 2**	**$ 1,769**	**$ 493**	**$ 2,824**
For the nine months ended March 31, 2011:					
Net unrealized gains (losses) included in net income	$ 13	$ (1)	$ 126	$ 43	$ 181
Net unrealized gains included in other comprehensive income	$ 14	$ -	$ -	$ -	$ 14

Level 3 derivative assets for nine months ended March 31, 2011

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in net income	166	5	171
Purchases, issuances, sales and settlements:			
Purchases	1	-	1
Settlements and others	(42)	-	(42)
Balance as of March 31, 2011	**$ 462**	**$ 6**	**$ 468**
For the nine months ended March 31, 2011:			
Net unrealized gains included in net income	$ 215	$ 6	$ 221

Level 3 trading securities for the year ended June 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$ -	$ 181	$ 856
Transfers into Level 3 (***)	-	-	17	-	17
Transfers out of Level 3 (****)	(293)	(382)	-	(55)	(730)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in net income	-	-	(3)	2	(1)
Purchases, issuances, sales and settlements:					
Purchases	55	-	-	-	55
Settlements and others	-	-	-	(20)	(20)
Balance as of June 30, 2010	**$ 55**	**$ -**	**$ 14**	**$ 108**	**$ 177**
For the year ended June 30, 2010:					
Net unrealized (losses) gains included in net income	$ -	$ -	$ (4)	$ 2	$ (2)

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2011 and June 30, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of March 31, 2011 and June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 loans and debt securities for the year ended June 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Net gains (realized and unrealized) for the year ended June 30, 2010 in:						
Net income	37	34	31	6	-	71
Other comprehensive income	-	27	22	(4)	-	45
Purchases, issuances, sales and settlements:						
Purchases	-	150	115	-	4	269
Issuances	106	-	-	-	-	-
Proceeds from sales	-	-	(13)	-	-	(13)
Settlements and others	(79)	(66)	51	(40)	(44)	(99)
Balance as of June 30, 2010	**$ 450**	**$ 1,316**	**$ 464**	**$ 29**	**$ 6**	**$ 1,815**
For the year ended June 30, 2010:						
Net unrealized gains included in net income	$ 36	$ 13	$ 6	$ -	$ -	$ 19
Net unrealized gains included in other comprehensive income	$ -	$ 37	$ 39	$ -	$ -	$ 76

Level 3 equity investments for the year ended June 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	(226)	-	-	(30)	(256)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income	56	-	186	93	335
Other comprehensive income	372	27	-	(9)	390
Purchases, issuances, sales and settlements:					
Purchases	25	-	373	110	508
Proceeds from sales	(7)	-	(101)	(11)	(119)
Settlements and others	60	3	-	(8)	55
Balance as of June 30, 2010	**$ 835**	**$ 33**	**$ 1,177**	**$ 444**	**$ 2,489**
For the year ended June 30, 2010:					
Net unrealized gains included in net income	$ 49	$ -	$ 122	$ 74	$ 245
Net unrealized gains (losses) included in other comprehensive income	$ 379	$ 27	$ -	$ (9)	$ 397

Level 3 derivative assets for year ended June 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2009	$ 328	$ 7	$ 335
Net losses (realized and unrealized) for the year ended June 30, 2010 in net income	(29)	(6)	(35)
Purchases, issuances, sales and settlements:			
Purchases	66	-	66
Settlements and others	(28)	-	(28)
Balance as of June 30, 2010	**$ 337**	**$ 1**	**$ 338**
For the year ended June 30, 2010:			
Net unrealized gains included in net income	$ 3	$ 1	$ 4

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of March 31, 2011, equity investments, accounted for at cost less impairment, with a carrying amount of $271 million were written down to their fair value of $225 million ($466 million and $374 million - March 31, 2010) pursuant to ASC 320, resulting in a loss of $46 million, which was included in income from equity investments in the condensed consolidated income statement during the nine months ended March 31, 2011 (loss of $92 million - nine months ended March 31, 2010). The amount of the write down was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the condensed consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2011 and 2010 is given below (US$ millions):

	Three months ended March 31,					
	2011			2010		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 235	$ -	$ 235	$ 207	$ 2	$ 209
Release of provision (provision) for losses on loans and guarantees	16	-	16	(27)	-	(27)
Income (losses) from debt securities	(5)	-	(5)	26	-	26
Income from equity investments	193	-	193	145	-	145
Income from liquid asset trading activities	-	198	198	-	233	233
Charges on borrowings	(23)	(4)	(27)	7	(1)	6
Other income	52	-	52	36	-	36
Other expenses	(207)	(2)	(209)	(182)	(4)	(186)
Foreign currency transaction (losses) gains on non-trading activities	15	-	15	1	-	1
Expenditures for advisory services and against other designated retained earnings	(12)	-	(12)	(14)	-	(14)
Net gains (losses) on other non-trading financial instruments accounted for at fair value						
Realized	10	-	10	5		5
Unrealized	117	(99)	18	(62)	(37)	(99)
Net income	**$ 391**	**$ 93**	**$ 484**	**$ 142**	**$ 193**	**$ 335**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Nine months ended March 31,					
	2011			2010		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 650	$ 8	$ 658	$ 631	$ 10	$ 641
Release of provision (provision) for losses on loans and guarantees	65	-	65	(113)	-	(113)
Income (losses) from debt securities	26	-	26	61	-	61
Income from equity investments	956	-	956	708	-	708
Income from liquid asset trading activities	-	449	449	-	684	684
Charges on borrowings	(84)	(26)	(110)	(106)	(37)	(143)
Other income	139	-	139	113	-	113
Other expenses	(602)	(7)	(609)	(539)	(10)	(549)
Foreign currency transaction (losses) gains on non-trading activities	(30)	-	(30)	(68)	-	(68)
Expenditures for advisory services and against other designated retained earnings	(89)	-	(89)	(80)	-	(80)
Net gains (losses) on other non-trading financial instruments accounted for at fair value						
Realized	37	-	37	8	-	8
Unrealized	103	134	237	(54)	(198)	(252)
Grants to IDA	(600)	-	(600)	(200)	-	(200)
Net income	**$ 571**	**$ 558**	**$ 1,129**	**$ 361**	**$ 449**	**$ 810**

NOTE M – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2011 and 2010 (US$ millions):

	Three months ended March 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 20	$ 4	$ 2	$ 15	$ 3	$ 1
Interest cost	27	4	1	26	3	2
Expected return on plan assets	(34)	(4)	-	(35)	(3)	-
Amortization of prior service cost	1	*	*	1	*	*
Amortization of unrecognized net loss	4	1	1	3	1	*
Net periodic pension cost	**$ 18**	**$ 5**	**$ 4**	**$ 10**	**$ 4**	**$ 3**

*Less than $0.5 million

	Nine months ended March 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 59	$ 11	$ 6	$ 45	$ 9	$ 4
Interest cost	81	12	4	79	11	4
Expected return on plan assets	(102)	(12)	-	(105)	(11)	-
Amortization of prior service cost	1	*	*	2	*	*
Amortization of unrecognized net loss	14	5	2	9	3	2
Net periodic pension cost	**$ 53**	**$ 16**	**$ 12**	**$ 30**	**$ 12**	**$ 10**

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE N – SIGNIFICANT VARIABLE INTERESTS IN VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 95 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2011 (104 investments - June 30, 2010).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data from these VIEs, the size, including committed funding in which IFC is deemed to hold significant variable interests, totaled $18,542 million at March 31, 2011 ($12,424 million - June 30, 2010). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $3,400 million at March 31, 2011 ($3,260 million - June 30, 2010).

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at March 31, 2011 is as follows (US$ millions):

	March 31, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 48	$ 2	$ 6	$ -	$ -	$ 56
Europe, Middle East and North Africa	131	45	-	-	-	176
Sub-Saharan Africa, Latin America and Caribbean	432	19	4	-	-	455
Total manufacturing, agribusiness and services	611	66	10	-	-	687
Financial markets						
Asia	10	21	41	-	-	72
Europe, Middle East and North Africa	97	76	85	133	-	391
Sub-Saharan Africa, Latin America and Caribbean	64	42	5	-	-	111
Other	111	10	67	-	15	203
Total financial markets	282	149	198	133	15	777
Infrastructure and natural resources						
Asia	864	70	25	-	-	959
Europe, Middle East and North Africa	515	12	4	16	8	555
Sub-Saharan Africa, Latin America and Caribbean	349	42	-	-	31	422
Total infrastructure and natural resources	1,728	124	29	16	39	1,936
Maximum exposure to VIEs	**$ 2,621**	**$ 339**	**$ 237**	**$ 149**	**$ 54**	**$ 3,400**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of investments and maximum exposure to VIEs at March 31, 2011 is as follows (US$ millions):

	March 31, 2011		
Investment Portfolio	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,862	$ 759	$ 2,621
Equity investments	226	113	339
Debt securities	237	-	237
Guarantees	149	-	149
Risk management	36	18	54
Maximum exposure to VIEs	**$ 2,510**	**$ 890**	**$ 3,400**

NOTE O – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of March 31, 2011, the related condensed consolidated income statements and statements of comprehensive income for the three-month and nine-month periods ended March 31, 2011 and 2010, and the related condensed consolidated statement of changes in capital and cash flows for the nine-month periods ended March 31, 2011 and 2010. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2010, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended June 30, 2010 (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

May 10, 2011

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 2

May 11, 2011


SEC MAIL PROCESSING
RECEIVED
MAY 1 1 2011
WASH, D.C.
193
SECTION

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) the unaudited quarterly financial statements of International Finance Corporation (IFC) for the quarter ended March 31, 2011 and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended March 31, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Glenn J. Jessee
Principal Counsel

Enclosures: 2

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month	ExternalId	CurrencyCode		NotionalAmt	NotionalUSDAmt	Interest Rate	Settle Date
March 31, 2011							
New Market Borrowings	11_67XXXXX	AUD		42,300,000.00	42,519,960.00	4.86	2/24/2011
			Sum Of Notional	42,300,000.00	42,519,960.00		
	11_66XXXXX	BRL		50,000,000.00	29,959,853.80	8	2/17/2011
			Sum Of Notional	50,000,000.00	29,959,853.80		
	11_65XXXXX	CNY		150,000,000.00	22,789,425.71	1.8	1/27/2011
			Sum Of Notional	150,000,000.00	22,789,425.71		
	11_61XXXXX	GBP		200,000,000.00	319,870,000.00	1.75	1/20/2011
			Sum Of Notional	200,000,000.00	319,870,000.00		
	11_57XXXXX	JPY		700,000,000.00	8,523,073.18	2.09	1/5/2011
			Sum Of Notional	700,000,000.00	8,523,073.18		
	11_64XXXXX	MXN		1,550,000,000.00	128,761,069.30	6	1/28/2011
			Sum Of Notional	1,550,000,000.00	128,761,069.30		
	11_68XXXXX	RUB		1,000,000,000.00	34,428,148.45	5.75	2/24/2011
			Sum Of Notional	1,000,000,000.00	34,428,148.45		
	11_70XXXXX	TRY		201,000,000.00	124,883,504.19	0.5	3/3/2011
	11_71XXXXX	TRY		35,000,000.00	21,895,527.06	11.25	3/7/2011
			Sum Of Notional	236,000,000.00	146,779,031.25		
	11_60XXXXX	USD		3,000,000.00	3,000,000.00	6.14	1/6/2011
	11_62XXXXX	USD		100,000,000.00	100,000,000.00	0.33	1/25/2011
	11_63XXXXX	USD		100,000,000.00	100,000,000.00	0.3	1/26/2011
			Sum Of Notional	203,000,000.00	203,000,000.00		
	11_69XXXXX	ZAR		500,000,000.00	72,342,149.43	7.38	3/4/2011
			Sum Of Notional	500,000,000.00	72,342,149.43		
				Sum Of NotionalUSDAmt1:	**1,008,972,711.11**		
Matured Market Borrowings							
	08_23XXXXX	BRL		200,000,000.00	120,867,831.03	11.96	1/3/2011
	09_107_B1X	BRL		1,140,000.00	685,157.92	7.1	3/11/2011
	09_115_B2X	BRL		1,920,000.00	1,153,950.18	7.2	3/11/2011
	09_137_B2X	BRL		920,000.00	552,934.46	8.5	3/11/2011
	09_139_B2X	BRL		390,000.00	234,396.13	8.5	3/11/2011
	09_37_B2XX	BRL		1,190,000.00	715,208.70	10.5	3/11/2011
	09_48_B3XX	BRL		2,600,000.00	1,565,510.60	10	3/2/2011
	09_51_B2XX	BRL		1,040,000.00	625,056.35	10	3/11/2011
	09_54_B2XX	BRL		580,000.00	348,589.12	9.8	3/11/2011
	09_59_B2XX	BRL		4,270,000.00	2,571,050.10	9.8	3/2/2011
	09_82_B2XX	BRL		2,880,000.00	1,734,104.05	9.7	3/2/2011
	09_89_B2XX	BRL		2,480,000.00	1,499,395.41	10	3/9/2011
	09_98_B1XX	BRL		2,150,000.00	1,294,556.84	8.4	3/2/2011
			Sum Of Notional	221,560,000.00	133,847,740.86		
	06_14XXXXX	CHF		1,000,000.00	1,028,224.77	1.4	1/12/2011
			Sum Of Notional	1,000,000.00	1,028,224.77		
	02_38_B1XX	JPY		1,000,000,000.00	12,212,994.63	0	2/28/2011
	03_128_B1X	JPY		1,300,000,000.00	15,910,899.03	4.3	3/26/2011
	03_129_B1X	JPY		5,000,000,000.00	61,195,765.25	3.4	3/28/2011
	03_31_B1XX	JPY		1,000,000,000.00	12,190,661.95	0.53	3/14/2011
	03_77_B1XX	JPY		1,000,000,000.00	12,303,906.49	3.81	3/25/2011
	04_29_B1XX	JPY		2,200,000,000.00	27,182,306.79	5.9	3/22/2011
	04_90_B1XX	JPY		1,100,000,000.00	13,591,153.39	5.1	3/22/2011
	05_28_B1XX	JPY		1,200,000,000.00	14,764,687.79	5.1	3/25/2011
	06_21_B1XX	JPY		1,000,000,000.00	12,366,289.49	5.76	3/23/2011
	08_46_B1XX	JPY		344,000,000.00	4,159,864.56	7.7	3/9/2011
	08_48_B1XX	JPY		1,900,000,000.00	23,158,023.04	3.17	3/7/2011
	08_52_B1XX	JPY		600,000,000.00	7,314,397.17	2.62	3/14/2011
	08_56_B1XX	JPY		196,000,000.00	2,370,155.39	7.02	3/9/2011
	08_63_B1XX	JPY		28,000,000.00	343,495.06	7.13	3/15/2011
	08_65_B1XX	JPY		70,000,000.00	858,737.66	7.97	3/15/2011
	09_02_B1XX	JPY		97,000,000.00	1,172,985.07	8.56	3/9/2011
	09_09_B1XX	JPY		24,000,000.00	294,424.34	8.07	3/15/2011
	09_11_B1XX	JPY		80,000,000.00	981,414.46	8.01	3/15/2011
	09_12_B1XX	JPY		50,000,000.00	613,384.04	7.79	3/15/2011
	09_17_B1XX	JPY		51,000,000.00	625,651.72	7.4	3/15/2011
	09_20_B1XX	JPY		43,000,000.00	527,510.27	7.87	3/15/2011
	09_25_B1XX	JPY		30,000,000.00	368,030.42	7.53	3/15/2011
	09_41_B1XX	JPY		150,000,000.00	1,830,496.06	7.25	3/2/2011
	09_47_B1XX	JPY		52,000,000.00	637,919.40	6.56	3/15/2011
	09_55_B1XX	JPY		103,000,000.00	1,245,540.84	7.03	3/9/2011
	09_69_B1XX	JPY		26,000,000.00	318,959.70	10.67	3/15/2011
	09_71_B1XX	JPY		156,000,000.00	1,903,715.91	8.54	3/2/2011
	10_75_B1XX	JPY		20,000,000.00	245,353.62	8.42	3/15/2011
			Sum Of Notional	18,820,000,000.00	230,688,723.56		
	08_43XXXXX	NZD		12,550,000.00	9,445,130.00	7	2/28/2011
	09_66XXXXX	NZD		11,000,000.00	8,027,800.00	6.11	3/15/2011
			Sum Of Notional	23,550,000.00	17,472,930.00		
	08_44XXXXX	TRY		85,000,000.00	53,291,536.05	2	2/23/2011
	09_123XXXX	TRY		120,000,000.00	75,590,551.18	10.7	3/17/2011
	09_43XXXXX	TRY		9,000,000.00	5,606,603.33	15.1	3/1/2011

09_52XXXXX	TRY		7,000,000.00	4,507,405.02	14.9	3/24/2011
09_57XXXXX	TRY		11,000,000.00	6,944,444.44	14.52	3/10/2011
		Sum Of Notional	232,000,000.00	145,940,540.03		
08_57_B1XX	USD		2,510,000.00	2,510,000.00	9.1	3/2/2011
08_60XXXXX	USD		4,000,000.00	4,000,000.00	2	3/17/2011
08_64_B3XX	USD		1,320,000.00	1,320,000.00	9.78	3/9/2011
09_03_B2XX	USD		1,120,000.00	1,120,000.00	10.66	3/9/2011
09_10_B2XX	USD		1,340,000.00	1,340,000.00	10.1	3/9/2011
09_119XXXX	USD		10,000,000.00	10,000,000.00	6.3	3/14/2011
09_121XXXX	USD		10,000,000.00	10,000,000.00	6.3	3/16/2011
09_129XXXX	USD		10,000,000.00	10,000,000.00	6.03	3/31/2011
09_130XXXX	USD		500,000,000.00	500,000,000.00	1.68	3/30/2011
09_21_B1XX	USD		2,270,000.00	2,270,000.00	10.22	3/2/2011
09_42_B1XX	USD		510,000.00	510,000.00	9.44	3/11/2011
		Sum Of Notional	523,070,000.00	543,070,000.00		
09_116XXXX	ZAR		110,000,000.00	15,543,858.41	6.22	2/24/2011
		Sum Of Notional	110,000,000.00	15,543,858.41		
			Sum Of NotionalUSDAmt1:	**1,087,592,017.62**		

Net Short-term Discount Notes for the quarter ended March 31, 2011 **Sum Of NotionalUSDAmt1:** **0.00**

Quarter by Month
Dec 31, 2010

New Market Borrowings

ExternalId	CurrCode	NotionalAmt	NotionalUSD/	InterestRate	SettleDate
11_38XXXXX	AUD	400,000,000.00	391,140,000.00	5.75	28-Oct-10
11_54XXXXX	AUD	8,620,000.00	8,585,951.00	4.74	21-Dec-10
11_58XXXXX	AUD	400,000,000.00	399,500,000.00	5.75	22-Dec-10
11_59XXXXX	AUD	400,000,000.00	399,500,000.00	5.13	22-Dec-10
	Sum Of NotionalAmt:	1,208,620,000.00	1,198,725,951.00		
11_48XXXXX	BRL	100,000,000.00	58,139,534.88	8.25	30-Nov-10
11_50XXXXX	BRL	100,000,000.00	58,906,691.80	8.00	03-Dec-10
	Sum Of NotionalAmt:	200,000,000.00	117,046,226.68		
11_47XXXXX	JPY	400,000,000.00	4,773,554.51	0.00	20-Dec-10
	Sum Of NotionalAmt:	400,000,000.00	4,773,554.51		
11_39XXXXX	TRY	25,000,000.00	17,768,301.35	11.25	03-Nov-10
11_49XXXXX	TRY	388,000,000.00	260,682,612.20	0.50	02-Dec-10
11_55XXXXX	TRY	50,000,000.00	32,809,475.38	11.25	16-Dec-10
	Sum Of NotionalAmt:	463,000,000.00	311,260,388.93		
11_35XXXXX	USD	40,000,000.00	40,000,000.00	1.25	21-Oct-10
11_36XXXXX	USD	39,840,488.80	39,840,488.80	4.61	22-Oct-10
11_37XXXXX	USD	500,000,000.00	500,000,000.00	0.50	01-Nov-10
11_40XXXXX	USD	30,000,000.00	30,000,000.00	1.34	18-Nov-10
11_41XXXXX	USD	2,000,000,000.00	2,000,000,000.00	2.13	17-Nov-10
11_42XXXXX	USD	250,000,000.00	250,000,000.00	1.00	13-Dec-10
11_43XXXXX	USD	20,000,000.00	20,000,000.00	5.05	29-Nov-10
11_44XXXXX	USD	50,540,784.00	50,540,784.00	5.03	29-Nov-10
11_45XXXXX	USD	25,000,000.00	25,000,000.00	5.07	30-Nov-10
11_46XXXXX	USD	25,000,000.00	25,000,000.00	5.06	03-Dec-10
11_51XXXXX	USD	20,000,000.00	20,000,000.00	5.05	13-Dec-10
11_52XXXXX	USD	24,988,764.45	24,988,764.45	5.00	14-Dec-10
11_53XXXXX	USD	22,167,754.00	22,167,754.00	5.15	20-Dec-10
11_56XXXXX	USD	10,000,000.00	10,000,000.00	1.30	30-Dec-10
	Sum Of NotionalAmt:	3,057,537,791.25	3,057,537,791.25		
		Sum Of NotionalUSDAmt1:	**4,689,343,912.37**		

Matured Market Borrowings

ExternalId	CurrCode	NotionalAmt	NotionalUSD/	InterestRate	SettleDate
08_30XXXXX	AUD	82,000,000.00	79,060,300.00	6.66	29-Nov-10
09_63XXXXX	AUD	91,000,000.00	88,747,750.00	5.20	06-Oct-10
09_95XXXXX	AUD	110,000,000.00	106,056,500.00	3.25	29-Nov-10
	Sum Of NotionalAmt:	283,000,000.00	273,864,550.00		
09_32_B1XX	BRL	3,020,000.00	1,794,628.00	10.55	20-Oct-10
09_33_B1XX	BRL	3,580,000.00	2,127,406.70	10.45	20-Oct-10
09_37_B1XX	BRL	2,280,000.00	1,354,884.72	10.50	20-Oct-10
09_48_B2XX	BRL	4,880,000.00	2,899,928.69	10.00	20-Oct-10
09_51_B1XX	BRL	2,860,000.00	1,699,548.37	10.00	20-Oct-10
	Sum Of NotionalAmt:	16,620,000.00	9,876,396.48		
99_13XXXXX	CHF	100,000,000.00	104,052,858.85	0.02	15-Dec-10
	Sum Of NotionalAmt:	100,000,000.00	104,052,858.85		
02_124_B1X	JPY	1,300,000,000.00	16,000,984.68	0.00	22-Oct-10
03_117_B1X	JPY	1,000,000,000.00	11,996,880.81	4.40	05-Oct-10
03_12_B1XX	JPY	1,000,000,000.00	12,308,449.75	0.67	22-Oct-10
03_13_B1XX	JPY	1,000,000,000.00	11,896,972.22	1.16	17-Dec-10
04_45_B1XX	JPY	1,500,000,000.00	18,560,910.72	0.00	05-Nov-10
04_79_B1XX	JPY	1,200,000,000.00	14,276,366.66	0.00	09-Dec-10
04_80_B1XX	JPY	1,000,000,000.00	11,896,264.57	0.00	16-Dec-10
06_13_B1XX	JPY	1,100,000,000.00	13,110,064.95	0.00	13-Dec-10
07_23_B1XX	JPY	500,000,000.00	6,170,173.38	0.00	21-Oct-10
	Sum Of NotionalAmt:	9,600,000,000.00	116,217,067.74		
09_14XXXXX	NZD	34,500,000.00	25,504,125.00	6.96	16-Dec-10
	Sum Of NotionalAmt:	34,500,000.00	25,504,125.00		
09_106XXXX	TRY	49,500,000.00	32,369,866.60	12.30	17-Dec-10
09_124_B1X	TRY	100,000,000.00	67,565,284.96	0.50	03-Dec-10
09_81XXXXX	TRY	90,000,000.00	63,380,281.69	0.50	18-Oct-10
09_84XXXXX	TRY	20,000,000.00	13,950,406.31	14.30	28-Oct-10
09_90XXXXX	TRY	19,000,000.00	13,154,250.90	14.31	22-Nov-10
	Sum Of NotionalAmt:	278,500,000.00	190,420,090.46		
04_81XXXXX	USD	12,900,000.00	12,900,000.00	0.00	08-Dec-10
08_22XXXXX	USD	500,000,000.00	500,000,000.00	4.13	15-Dec-10
08_64_B2XX	USD	2,170,000.00	2,170,000.00	0.00	20-Oct-10
09_03_B1XX	USD	1,520,000.00	1,520,000.00	10.29	20-Oct-10
10_36_B1XX	USD	250,000,000.00	250,000,000.00	2.00	29-Oct-10
	Sum Of NotionalAmt:	766,590,000.00	766,590,000.00		
08_21XXXXX	ZAR	40,000,000.00	5,816,489.75	9.06	10-Nov-10
09_102XXXX	ZAR	415,000,000.00	61,083,758.34	6.80	22-Dec-10
09_58XXXXX	ZAR	20,000,000.00	2,867,794.67	8.94	01-Oct-10
09_68XXXXX	ZAR	278,770,000.00	40,241,358.65	9.30	08-Oct-10
09_80XXXXX	ZAR	670,000,000.00	97,553,873.03	8.65	18-Oct-10
	Sum Of NotionalAmt:	1,423,770,000.00	207,563,274.44		
		Sum Of NotionalUSDAmt1:	**1,694,088,362.97**		

Net Short-term Discount Notes for the quarter ended December 31, 2010 — **Sum Of NotionalUSDAmt1:** **50,000,000.00**

Sep 30, 2010

New Market Borrowings

11_03XXXXX	AUD	500,000,000.00	447,700,000.00	5.75	28-Jul-10
11_29XXXXX	AUD	142,000,000.00	134,452,700.00	4.00	21-Sep-10
	Sum Of NotionalAmt:	642,000,000.00	582,152,700.00		
10_104XXXX	BRL	16,500,000.00	9,381,663.11	8.10	12-Jul-10
11_28XXXXX	BRL	227,000,000.00	129,333,675.18	7.45	01-Sep-10
11_32XXXXX	BRL	75,000,000.00	43,859,649.12	9.25	15-Sep-10
11_33XXXXX	BRL	125,000,000.00	73,046,018.99	8.00	17-Sep-10
	Sum Of NotionalAmt:	443,500,000.00	255,621,006.40		
11_08XXXXX	JPY	300,000,000.00	3,515,762.33	0.00	23-Aug-10
11_26XXXXX	JPY	1,000,000,000.00	11,808,466.67	2.00	27-Aug-10
	Sum Of NotionalAmt:	1,300,000,000.00	15,324,229.00		
11_27XXXXX	KRW	35,000,000,000.00	29,584,173.31	1.75	23-Aug-10
	Sum Of NotionalAmt:	35,000,000,000.00	29,584,173.31		
11_09XXXXX	TRY	210,000,000.00	139,832,201.36	0.50	04-Aug-10
11_34XXXXX	TRY	25,000,000.00	16,750,418.76	11.25	21-Sep-10
	Sum Of NotionalAmt:	235,000,000.00	156,582,620.12		
11_01XXXXX	USD	300,000,000.00	300,000,000.00	0.26	15-Jul-10
11_04XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_05XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_06XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_07XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_10XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_11XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_12XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_13XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_14XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_15XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_17XXXXX	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_18ZZZZZ	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_19ZZZZZ	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_21XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_22XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_23XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_24XXXXX	USD	10,000,000.00	10,000,000.00	4.72	24-Aug-10
11_25XXXXX	USD	10,000,000.00	10,000,000.00	4.72	24-Aug-10
	Sum Of NotionalAmt:	480,000,000.00	480,000,000.00		
11_02XXXXX	ZAR	60,000,000.00	8,240,739.47	6.00	03-Aug-10
11_16XXXXX	ZAR	100,000,000.00	14,001,876.25	6.20	13-Sep-10
11_20XXXXX	ZAR	52,000,000.00	7,022,282.24	6.00	31-Aug-10
11_30XXXXX	ZAR	1,453,000,000.00	204,642,122.76	5.70	21-Sep-10
11_31XXXXX	ZAR	60,000,000.00	8,633,093.53	5.70	29-Sep-10
	Sum Of NotionalAmt:	1,725,000,000.00	242,540,114.25		
		Sum Of NotionalUSDAmt1:	**1,761,804,843.08**		

Matured Market Borrowings

08_11XXXXX	AUD	12,000,000.00	11,247,600.00	6.07	16-Sep-10
08_16XXXXX	AUD	78,000,000.00	72,754,500.00	6.15	13-Sep-10
	Sum Of NotionalAmt:	90,000,000.00	84,002,100.00		
09_38XXXXX	BRL	20,000,000.00	11,377,211.45	12.00	04-Aug-10
09_38_R1XX	BRL	50,000,000.00	28,443,028.61	12.00	04-Aug-10
09_139_B1X	BRL	2,530,000.00	1,420,749.68	8.50	22-Jul-10
09_54_B1XX	BRL	2,570,000.00	1,443,212.13	9.80	22-Jul-10
09_59_B1XX	BRL	3,460,000.00	1,943,001.54	9.80	22-Jul-10
09_82_B1XX	BRL	2,830,000.00	1,589,218.03	9.70	22-Jul-10
09_89_B1XX	BRL	2,440,000.00	1,370,209.18	10.00	22-Jul-10
	Sum Of NotionalAmt:	83,830,000.00	47,586,630.62		
07_14XXXXX	EUR	24,000,000.00	30,806,400.00	3.06	14-Sep-10
	Sum Of NotionalAmt:	24,000,000.00	30,806,400.00		
02_32_B1XX	JPY	2,000,000,000.00	23,438,415.56	0.00	23-Aug-10
02_76_B1XX	JPY	1,000,000,000.00	11,952,429.33	0.00	09-Sep-10
04_27_B1XX	JPY	1,000,000,000.00	11,611,030.48	0.00	05-Aug-10
04_44_B1XX	JPY	1,000,000,000.00	11,902,636.43	0.00	13-Sep-10
06_04_B1XX	JPY	500,000,000.00	5,959,830.74	0.00	07-Sep-10
09_24XXXXX	JPY	400,000,000.00	4,607,764.08	7.28	29-Jul-10
09_39XXXXX	JPY	300,000,000.00	3,547,147.50	7.20	26-Aug-10
10_22_B1XX	JPY	500,000,000.00	5,927,330.92	0.00	24-Sep-10
96_02XXXXX	JPY	2,000,000,000.00	23,249,055.51	4.10	10-Aug-10
	Sum Of NotionalAmt:	8,700,000,000.00	102,195,640.55		
08_18XXXXX	TRY	80,000,000.00	54,207,887.25	2.00	27-Sep-10
09_44XXXXX	TRY	4,000,000.00	2,655,072.85	15.20	03-Sep-10
09_61XXXXX	TRY	3,600,000.00	2,420,168.07	15.20	24-Sep-10
	Sum Of NotionalAmt:	87,600,000.00	59,283,128.17		
02_48_B1XX	USD	13,879,250.50	13,879,250.50	2.00	09-Sep-10
07_13XXXXX	USD	41,500,000.00	41,500,000.00	4.46	14-Sep-10
09_120XXXX	USD	100,000,000.00	100,000,000.00	1.36	06-Jul-10
09_126_B1X	USD	30,000,000.00	30,000,000.00	1.46	27-Sep-10
10_01_B1XX	USD	25,000,000.00	25,000,000.00	5.20	15-Jul-10
10_02_B1XX	USD	20,000,000.00	20,000,000.00	5.17	16-Jul-10
10_05_B1XX	USD	30,000,000.00	30,000,000.00	5.04	28-Jul-10
10_06XXXXX	USD	29,933,741.00	29,933,741.00	6.02	30-Jul-10
10_07XXXXX	USD	52,000,000.00	52,000,000.00	0.00	30-Jul-10
10_10XXXXX	USD	30,000,000.00	30,000,000.00	6.00	11-Aug-10
10_15XXXXX	USD	30,000,000.00	30,000,000.00	6.35	24-Aug-10
	Sum Of NotionalAmt:	402,312,991.50	402,312,991.50		
08_01XXXXX	ZAR	80,000,000.00	11,046,062.08	9.06	10-Aug-10
08_05XXXXX	ZAR	60,000,000.00	8,211,079.48	9.40	16-Aug-10
08_17XXXXX	ZAR	20,000,000.00	2,848,394.22	9.70	28-Sep-10
08_53XXXXX	ZAR	110,000,000.00	15,326,097.56	9.54	10-Sep-10
09_22XXXXX	ZAR	70,000,000.00	9,530,552.23	11.28	30-Jul-10
09_23XXXXX	ZAR	450,000,000.00	59,546,257.52	12.50	09-Jul-10
09_34XXXXX	ZAR	38,000,000.00	5,206,549.29	7.21	29-Jul-10
09_36XXXXX	ZAR	38,000,000.00	5,206,549.29	9.78	29-Jul-10
09_45XXXXX	ZAR	296,670,000.00	40,510,425.63	10.32	26-Aug-10
	Sum Of NotionalAmt:	1,162,670,000.00	157,431,967.30		
		Sum Of NotionalUSDAmt1:	**883,618,858.14**		

Net Short-term Discount Notes for the quarter ended September 30, 2010 **Sum Of NotionalUSDAmt1:** **50,000,000.00**

International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 2

May 11, 2011

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) the unaudited quarterly financial statements of International Finance Corporation (IFC) for the quarter ended March 31, 2011 and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended March 31, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Glenn J. Jessee
Principal Counsel

Enclosures: 2



2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month

March 31, 2011

New Market Borrowings

ExternalId	CurrencyCode		NotionalAmt	NotionalUSDAmt	Interest Rate	Settle Date
11_67XXXXX	AUD		42,300,000.00	42,519,960.00	4.86	2/24/2011
		Sum Of Notional	42,300,000.00	42,519,960.00		
11_66XXXXX	BRL		50,000,000.00	29,959,853.80	8	2/17/2011
		Sum Of Notional	50,000,000.00	29,959,853.80		
11_65XXXXX	CNY		150,000,000.00	22,789,425.71	1.8	1/27/2011
		Sum Of Notional	150,000,000.00	22,789,425.71		
11_61XXXXX	GBP		200,000,000.00	319,870,000.00	1.75	1/20/2011
		Sum Of Notional	200,000,000.00	319,870,000.00		
11_57XXXXX	JPY		700,000,000.00	8,523,073.18	2.09	1/5/2011
		Sum Of Notional	700,000,000.00	8,523,073.18		
11_64XXXXX	MXN		1,550,000,000.00	128,761,069.30	6	1/28/2011
		Sum Of Notional	1,550,000,000.00	128,761,069.30		
11_68XXXXX	RUB		1,000,000,000.00	34,428,148.45	5.75	2/24/2011
		Sum Of Notional	1,000,000,000.00	34,428,148.45		
11_70XXXXX	TRY		201,000,000.00	124,883,504.19	0.5	3/3/2011
11_71XXXXX	TRY		35,000,000.00	21,895,527.06	11.25	3/7/2011
		Sum Of Notional	236,000,000.00	146,779,031.25		
11_60XXXXX	USD		3,000,000.00	3,000,000.00	6.14	1/6/2011
11_62XXXXX	USD		100,000,000.00	100,000,000.00	0.33	1/25/2011
11_63XXXXX	USD		100,000,000.00	100,000,000.00	0.3	1/26/2011
		Sum Of Notional	203,000,000.00	203,000,000.00		
11_69XXXXX	ZAR		500,000,000.00	72,342,149.43	7.38	3/4/2011
		Sum Of Notional	500,000,000.00	72,342,149.43		
			Of NotionalUSDAmt1:	1,008,972,711.11		

Matured Market Borrowings

ExternalId	CurrencyCode		NotionalAmt	NotionalUSDAmt	Interest Rate	Settle Date
08_23XXXXX	BRL		200,000,000.00	120,867,831.03	11.96	1/3/2011
09_107_B1X	BRL		1,140,000.00	685,157.92	7.1	3/11/2011
09_115_B2X	BRL		1,920,000.00	1,153,950.18	7.2	3/11/2011
09_137_B2X	BRL		920,000.00	552,934.46	8.5	3/11/2011
09_139_B2X	BRL		390,000.00	234,396.13	8.5	3/11/2011
09_37_B2XX	BRL		1,190,000.00	715,208.70	10.5	3/11/2011
09_48_B3XX	BRL		2,600,000.00	1,565,510.60	10	3/2/2011
09_51_B2XX	BRL		1,040,000.00	625,056.35	10	3/11/2011
09_54_B2XX	BRL		580,000.00	348,589.12	9.8	3/11/2011
09_59_B2XX	BRL		4,270,000.00	2,571,050.10	9.8	3/2/2011
09_82_B2XX	BRL		2,880,000.00	1,734,104.05	9.7	3/2/2011
09_89_B2XX	BRL		2,480,000.00	1,499,395.41	10	3/9/2011
09_98_B1XX	BRL		2,150,000.00	1,294,556.84	8.4	3/2/2011
		Sum Of Notional	221,560,000.00	133,847,740.86		
06_14XXXXX	CHF		1,000,000.00	1,028,224.77	1.4	1/12/2011
		Sum Of Notional	1,000,000.00	1,028,224.77		
02_38_B1XX	JPY		1,000,000,000.00	12,212,994.63	0	2/28/2011
03_128_B1X	JPY		1,300,000,000.00	15,910,899.03	4.3	3/26/2011
03_129_B1X	JPY		5,000,000,000.00	61,195,765.25	3.4	3/28/2011
03_31_B1XX	JPY		1,000,000,000.00	12,190,661.95	0.53	3/14/2011
03_77_B1XX	JPY		1,000,000,000.00	12,303,906.49	3.81	3/25/2011
04_29_B1XX	JPY		2,200,000,000.00	27,182,306.79	5.9	3/22/2011
04_90_B1XX	JPY		1,100,000,000.00	13,591,153.39	5.1	3/22/2011
05_28_B1XX	JPY		1,200,000,000.00	14,764,687.79	5.1	3/25/2011
06_21_B1XX	JPY		1,000,000,000.00	12,366,289.49	5.76	3/23/2011
08_46_B1XX	JPY		344,000,000.00	4,159,864.56	7.7	3/9/2011
08_48_B1XX	JPY		1,900,000,000.00	23,158,023.04	3.17	3/7/2011
08_52_B1XX	JPY		600,000,000.00	7,314,397.17	2.62	3/14/2011
08_56_B1XX	JPY		196,000,000.00	2,370,155.39	7.02	3/9/2011
08_63_B1XX	JPY		28,000,000.00	343,495.06	7.13	3/15/2011
08_65_B1XX	JPY		70,000,000.00	858,737.66	7.97	3/15/2011
09_02_B1XX	JPY		97,000,000.00	1,172,985.07	8.56	3/9/2011
09_09_B1XX	JPY		24,000,000.00	294,424.34	8.07	3/15/2011
09_11_B1XX	JPY		80,000,000.00	981,414.46	8.01	3/15/2011
09_12_B1XX	JPY		50,000,000.00	613,384.04	7.79	3/15/2011
09_17_B1XX	JPY		51,000,000.00	625,651.72	7.4	3/15/2011
09_20_B1XX	JPY		43,000,000.00	527,510.27	7.87	3/15/2011
09_25_B1XX	JPY		30,000,000.00	368,030.42	7.53	3/15/2011
09_41_B1XX	JPY		150,000,000.00	1,830,496.06	7.25	3/2/2011
09_47_B1XX	JPY		52,000,000.00	637,919.40	6.56	3/15/2011
09_55_B1XX	JPY		103,000,000.00	1,245,540.84	7.03	3/9/2011
09_69_B1XX	JPY		26,000,000.00	318,959.70	10.67	3/15/2011
09_71_B1XX	JPY		156,000,000.00	1,903,715.91	8.54	3/2/2011
10_75_B1XX	JPY		20,000,000.00	245,353.62	8.42	3/15/2011
		Sum Of Notional	18,820,000,000.00	230,688,723.56		
08_43XXXXX	NZD		12,550,000.00	9,445,130.00	7	2/28/2011
09_66XXXXX	NZD		11,000,000.00	8,027,800.00	6.11	3/15/2011
		Sum Of Notional	23,550,000.00	17,472,930.00		
08_44XXXXX	TRY		85,000,000.00	53,291,536.05	2	2/23/2011
09_123XXXX	TRY		120,000,000.00	75,590,551.18	10.7	3/17/2011
09_43XXXXX	TRY		9,000,000.00	5,606,603.33	15.1	3/1/2011

09_52XXXXX	TRY		7,000,000.00	4,507,405.02	14.9	3/24/2011
09_57XXXXX	TRY		11,000,000.00	6,944,444.44	14.52	3/10/2011
		Sum Of Notional	232,000,000.00	145,940,540.03		
08_57_B1XX	USD		2,510,000.00	2,510,000.00	9.1	3/2/2011
08_60XXXXX	USD		4,000,000.00	4,000,000.00	2	3/17/2011
08_64_B3XX	USD		1,320,000.00	1,320,000.00	9.78	3/9/2011
09_03_B2XX	USD		1,120,000.00	1,120,000.00	10.66	3/9/2011
09_10_B2XX	USD		1,340,000.00	1,340,000.00	10.1	3/9/2011
09_119XXXX	USD		10,000,000.00	10,000,000.00	6.3	3/14/2011
09_121XXXX	USD		10,000,000.00	10,000,000.00	6.3	3/16/2011
09_129XXXX	USD		10,000,000.00	10,000,000.00	6.05	3/31/2011
09_130XXXX	USD		500,000,000.00	500,000,000.00	1.68	3/30/2011
09_21_B1XX	USD		2,270,000.00	2,270,000.00	10.22	3/2/2011
09_42_B1XX	USD		510,000.00	510,000.00	9.44	3/11/2011
		Sum Of Notional	523,070,000.00	543,070,000.00		
09_116XXXX	ZAR		110,000,000.00	15,543,858.41	6.22	2/24/2011
		Sum Of Notional	110,000,000.00	15,543,858.41		
			Of NotionalUSDAmt1:	1,087,592,017.62		

Net Short-term Discount Notes for the quarter ended March 31, 2011 Sum Of NotionalUSDAmt1: 0.00

Quarter by Month

Dec 31, 2010

New Market Borrowings

ExternalId	CurrCode	NotionalAmt	NotionalUSD/	InterestRate	SettleDate
11_38XXXXX	AUD	400,000,000.00	391,140,000.00	5.75	28-Oct-10
11_54XXXXX	AUD	8,620,000.00	8,585,951.00	4.74	21-Dec-10
11_58XXXXX	AUD	400,000,000.00	399,500,000.00	5.75	22-Dec-10
11_59XXXXX	AUD	400,000,000.00	399,500,000.00	5.13	22-Dec-10
	Sum Of NotionalAmt:	1,208,620,000.00	1,198,725,951.00		
11_48XXXXX	BRL	100,000,000.00	58,139,534.88	8.25	30-Nov-10
11_50XXXXX	BRL	100,000,000.00	58,906,691.80	8.00	03-Dec-10
	Sum Of NotionalAmt:	200,000,000.00	117,046,226.68		
11_47XXXXX	JPY	400,000,000.00	4,773,554.51	0.00	20-Dec-10
	Sum Of NotionalAmt:	400,000,000.00	4,773,554.51		
11_39XXXXX	TRY	25,000,000.00	17,768,301.35	11.25	03-Nov-10
11_49XXXXX	TRY	388,000,000.00	260,682,612.20	0.50	02-Dec-10
11_55XXXXX	TRY	50,000,000.00	32,809,475.38	11.25	16-Dec-10
	Sum Of NotionalAmt:	463,000,000.00	311,260,388.93		
11_35XXXXX	USD	40,000,000.00	40,000,000.00	1.25	21-Oct-10
11_36XXXXX	USD	39,840,488.80	39,840,488.80	4.61	22-Oct-10
11_37XXXXX	USD	500,000,000.00	500,000,000.00	0.50	01-Nov-10
11_40XXXXX	USD	30,000,000.00	30,000,000.00	1.34	18-Nov-10
11_41XXXXX	USD	2,000,000,000.00	2,000,000,000.00	2.13	17-Nov-10
11_42XXXXX	USD	250,000,000.00	250,000,000.00	1.00	13-Dec-10
11_43XXXXX	USD	20,000,000.00	20,000,000.00	5.05	29-Nov-10
11_44XXXXX	USD	50,540,784.00	50,540,784.00	5.03	29-Nov-10
11_45XXXXX	USD	25,000,000.00	25,000,000.00	5.07	30-Nov-10
11_46XXXXX	USD	25,000,000.00	25,000,000.00	5.06	03-Dec-10
11_51XXXXX	USD	20,000,000.00	20,000,000.00	5.05	13-Dec-10
11_52XXXXX	USD	24,988,764.45	24,988,764.45	5.00	14-Dec-10
11_53XXXXX	USD	22,167,754.00	22,167,754.00	5.15	20-Dec-10
11_56XXXXX	USD	10,000,000.00	10,000,000.00	1.30	30-Dec-10
	Sum Of NotionalAmt:	3,057,537,791.25	3,057,537,791.25		
		Sum Of NotionalUSDAmt1:	4,689,343,912.37		

Matured Market Borrowings

ExternalId	CurrCode	NotionalAmt	NotionalUSD/	InterestRate	SettleDate
08_30XXXXX	AUD	82,000,000.00	79,060,300.00	6.66	29-Nov-10
09_63XXXXX	AUD	91,000,000.00	88,747,750.00	5.20	06-Oct-10
09_95XXXXX	AUD	110,000,000.00	106,056,500.00	3.25	29-Nov-10
	Sum Of NotionalAmt:	283,000,000.00	273,864,550.00		
09_32_B1XX	BRL	3,020,000.00	1,794,628.00	10.55	20-Oct-10
09_33_B1XX	BRL	3,580,000.00	2,127,406.70	10.45	20-Oct-10
09_37_B1XX	BRL	2,280,000.00	1,354,884.72	10.50	20-Oct-10
09_48_B2XX	BRL	4,880,000.00	2,899,928.69	10.00	20-Oct-10
09_51_B1XX	BRL	2,860,000.00	1,699,548.37	10.00	20-Oct-10
	Sum Of NotionalAmt:	16,620,000.00	9,876,396.48		
99_13XXXXX	CHF	100,000,000.00	104,052,858.85	0.02	15-Dec-10
	Sum Of NotionalAmt:	100,000,000.00	104,052,858.85		
02_124_B1X	JPY	1,300,000,000.00	16,000,984.68	0.00	22-Oct-10
03_117_B1X	JPY	1,000,000,000.00	11,996,880.81	4.40	05-Oct-10
03_12_B1XX	JPY	1,000,000,000.00	12,308,449.75	0.67	22-Oct-10
03_13_B1XX	JPY	1,000,000,000.00	11,896,972.22	1.16	17-Dec-10
04_45_B1XX	JPY	1,500,000,000.00	18,560,910.72	0.00	05-Nov-10
04_79_B1XX	JPY	1,200,000,000.00	14,276,366.66	0.00	09-Dec-10
04_80_B1XX	JPY	1,000,000,000.00	11,896,264.57	0.00	16-Dec-10
06_13_B1XX	JPY	1,100,000,000.00	13,110,064.95	0.00	13-Dec-10
07_23_B1XX	JPY	500,000,000.00	6,170,173.38	0.00	21-Oct-10
	Sum Of NotionalAmt:	9,600,000,000.00	116,217,067.74		
09_14XXXXX	NZD	34,500,000.00	25,504,125.00	6.96	16-Dec-10
	Sum Of NotionalAmt:	34,500,000.00	25,504,125.00		
09_106XXXX	TRY	49,500,000.00	32,369,866.60	12.30	17-Dec-10
09_124_B1X	TRY	100,000,000.00	67,565,284.96	0.50	03-Dec-10
09_81XXXXX	TRY	90,000,000.00	63,380,281.69	0.50	18-Oct-10
09_84XXXXX	TRY	20,000,000.00	13,950,406.31	14.30	28-Oct-10
09_90XXXXX	TRY	19,000,000.00	13,154,250.90	14.31	22-Nov-10
	Sum Of NotionalAmt:	278,500,000.00	190,420,090.46		
04_81XXXXX	USD	12,900,000.00	12,900,000.00	0.00	08-Dec-10
08_22XXXXX	USD	500,000,000.00	500,000,000.00	4.13	15-Dec-10
08_64_B2XX	USD	2,170,000.00	2,170,000.00	0.00	20-Oct-10
09_03_B1XX	USD	1,520,000.00	1,520,000.00	10.29	20-Oct-10
10_36_B1XX	USD	250,000,000.00	250,000,000.00	2.00	29-Oct-10
	Sum Of NotionalAmt:	766,590,000.00	766,590,000.00		
08_21XXXXX	ZAR	40,000,000.00	5,816,489.75	9.06	10-Nov-10
09_102XXXX	ZAR	415,000,000.00	61,083,758.34	6.80	22-Dec-10
09_58XXXXX	ZAR	20,000,000.00	2,867,794.67	8.94	01-Oct-10
09_68XXXXX	ZAR	278,770,000.00	40,241,358.65	9.30	08-Oct-10
09_80XXXXX	ZAR	670,000,000.00	97,553,873.03	8.65	18-Oct-10
	Sum Of NotionalAmt:	1,423,770,000.00	207,563,274.44		
		Sum Of NotionalUSDAmt1:	1,694,088,362.97		

Net Short-term Discount Notes for the quarter ended December 31, 2010 — Sum Of NotionalUSDAmt1: 50,000,000.00

Sep 30, 2010

New Market Borrowings

11_03XXXXX	AUD	500,000,000.00	447,700,000.00	5.75	28-Jul-10
11_29XXXXX	AUD	142,000,000.00	134,452,700.00	4.00	21-Sep-10
	Sum Of NotionalAmt:	642,000,000.00	582,152,700.00		
10_104XXXX	BRL	16,500,000.00	9,381,663.11	8.10	12-Jul-10
11_28XXXXX	BRL	227,000,000.00	129,333,675.18	7.45	01-Sep-10
11_32XXXXX	BRL	75,000,000.00	43,859,649.12	9.25	15-Sep-10
11_33XXXXX	BRL	125,000,000.00	73,046,018.99	8.00	17-Sep-10
	Sum Of NotionalAmt:	443,500,000.00	255,621,006.40		
11_08XXXXX	JPY	300,000,000.00	3,515,762.33	0.00	23-Aug-10
11_26XXXXX	JPY	1,000,000,000.00	11,808,466.67	2.00	27-Aug-10
	Sum Of NotionalAmt:	1,300,000,000.00	15,324,229.00		
11_27XXXXX	KRW	35,000,000,000.00	29,584,173.31	1.75	23-Aug-10
	Sum Of NotionalAmt:	35,000,000,000.00	29,584,173.31		
11_09XXXXX	TRY	210,000,000.00	139,832,201.36	0.50	04-Aug-10
11_34XXXXX	TRY	25,000,000.00	16,750,418.76	11.25	21-Sep-10
	Sum Of NotionalAmt:	235,000,000.00	156,582,620.12		
11_01XXXXX	USD	300,000,000.00	300,000,000.00	0.26	15-Jul-10
11_04XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_05XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_06XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_07XXXXX	USD	10,000,000.00	10,000,000.00	4.87	10-Aug-10
11_10XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_11XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_12XXXXX	USD	10,000,000.00	10,000,000.00	4.94	17-Aug-10
11_13XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_14XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_15XXXXX	USD	10,000,000.00	10,000,000.00	4.90	17-Aug-10
11_17XXXXX	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_18ZZZZZ	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_19ZZZZZ	USD	10,000,000.00	10,000,000.00	4.84	23-Aug-10
11_21XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_22XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_23XXXXX	USD	10,000,000.00	10,000,000.00	4.78	23-Aug-10
11_24XXXXX	USD	10,000,000.00	10,000,000.00	4.72	24-Aug-10
11_25XXXXX	USD	10,000,000.00	10,000,000.00	4.72	24-Aug-10
	Sum Of NotionalAmt:	480,000,000.00	480,000,000.00		
11_02XXXXX	ZAR	60,000,000.00	8,240,739.47	6.00	03-Aug-10
11_16XXXXX	ZAR	100,000,000.00	14,001,876.25	6.20	13-Sep-10
11_20XXXXX	ZAR	52,000,000.00	7,022,282.24	6.00	31-Aug-10
11_30XXXXX	ZAR	1,453,000,000.00	204,642,122.76	5.70	21-Sep-10
11_31XXXXX	ZAR	60,000,000.00	8,633,093.53	5.70	29-Sep-10
	Sum Of NotionalAmt:	1,725,000,000.00	242,540,114.25		
		Sum Of NotionalUSDAmt1:	**1,761,804,843.08**		

Matured Market Borrowings

08_11XXXXX	AUD	12,000,000.00	11,247,600.00	6.07	16-Sep-10
08_16XXXXX	AUD	78,000,000.00	72,754,500.00	6.15	13-Sep-10
	Sum Of NotionalAmt:	90,000,000.00	84,002,100.00		
09_38XXXXX	BRL	20,000,000.00	11,377,211.45	12.00	04-Aug-10
09_38_R1XX	BRL	50,000,000.00	28,443,028.61	12.00	04-Aug-10
09_139_B1X	BRL	2,530,000.00	1,420,749.68	8.50	22-Jul-10
09_54_B1XX	BRL	2,570,000.00	1,443,212.13	9.80	22-Jul-10
09_59_B1XX	BRL	3,460,000.00	1,943,001.54	9.80	22-Jul-10
09_82_B1XX	BRL	2,830,000.00	1,589,218.03	9.70	22-Jul-10
09_89_B1XX	BRL	2,440,000.00	1,370,209.18	10.00	22-Jul-10
	Sum Of NotionalAmt:	83,830,000.00	47,586,630.62		
07_14XXXXX	EUR	24,000,000.00	30,806,400.00	3.06	14-Sep-10
	Sum Of NotionalAmt:	24,000,000.00	30,806,400.00		
02_32_B1XX	JPY	2,000,000,000.00	23,438,415.56	0.00	23-Aug-10
02_76_B1XX	JPY	1,000,000,000.00	11,952,429.33	0.00	09-Sep-10
04_27_B1XX	JPY	1,000,000,000.00	11,611,030.48	0.00	05-Aug-10
04_44_B1XX	JPY	1,000,000,000.00	11,902,636.43	0.00	13-Sep-10
06_04_B1XX	JPY	500,000,000.00	5,959,830.74	0.00	07-Sep-10
09_24XXXXX	JPY	400,000,000.00	4,607,764.08	7.28	29-Jul-10
09_39XXXXX	JPY	300,000,000.00	3,547,147.50	7.20	26-Aug-10
10_22_B1XX	JPY	500,000,000.00	5,927,330.92	0.00	24-Sep-10
96_02XXXXX	JPY	2,000,000,000.00	23,249,055.51	4.10	10-Aug-10
	Sum Of NotionalAmt:	8,700,000,000.00	102,195,640.55		
08_18XXXXX	TRY	80,000,000.00	54,207,887.25	2.00	27-Sep-10
09_44XXXXX	TRY	4,000,000.00	2,655,072.85	15.20	03-Sep-10
09_61XXXXX	TRY	3,600,000.00	2,420,168.07	15.20	24-Sep-10
	Sum Of NotionalAmt:	87,600,000.00	59,283,128.17		
02_48_B1XX	USD	13,879,250.50	13,879,250.50	2.00	09-Sep-10
07_13XXXXX	USD	41,500,000.00	41,500,000.00	4.46	14-Sep-10
09_120XXXX	USD	100,000,000.00	100,000,000.00	1.36	06-Jul-10
09_126_B1X	USD	30,000,000.00	30,000,000.00	1.46	27-Sep-10
10_01_B1XX	USD	25,000,000.00	25,000,000.00	5.20	15-Jul-10
10_02_B1XX	USD	20,000,000.00	20,000,000.00	5.17	16-Jul-10
10_05_B1XX	USD	30,000,000.00	30,000,000.00	5.04	28-Jul-10
10_06XXXXX	USD	29,933,741.00	29,933,741.00	6.02	30-Jul-10
10_07XXXXX	USD	52,000,000.00	52,000,000.00	0.00	30-Jul-10
10_10XXXXX	USD	30,000,000.00	30,000,000.00	6.00	11-Aug-10
10_15XXXXX	USD	30,000,000.00	30,000,000.00	6.35	24-Aug-10
	Sum Of NotionalAmt:	402,312,991.50	402,312,991.50		
08_01XXXXX	ZAR	80,000,000.00	11,046,062.08	9.06	10-Aug-10
08_05XXXXX	ZAR	60,000,000.00	8,211,079.48	9.40	16-Aug-10
08_17XXXXX	ZAR	20,000,000.00	2,848,394.22	9.70	28-Sep-10
08_53XXXXX	ZAR	110,000,000.00	15,326,097.56	9.54	10-Sep-10
09_22XXXXX	ZAR	70,000,000.00	9,530,552.23	11.28	30-Jul-10
09_23XXXXX	ZAR	450,000,000.00	59,546,257.52	12.50	09-Jul-10
09_34XXXXX	ZAR	38,000,000.00	5,206,549.29	7.21	29-Jul-10
09_36XXXXX	ZAR	38,000,000.00	5,206,549.29	9.78	29-Jul-10
09_45XXXXX	ZAR	296,670,000.00	40,510,425.63	10.32	26-Aug-10
	Sum Of NotionalAmt:	1,162,670,000.00	157,431,967.30		
		Sum Of NotionalUSDAmt1:	**883,618,858.14**		

Net Short-term Discount Notes for the quarter ended September 30, 2010 **Sum Of NotionalUSDAmt1:** **50,000,000.00**

INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2011

Contents

I. OVERVIEW

This document should be read in conjunction with the International Finance Corporation (IFC) consolidated financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2010 (FY10). IFC undertakes no obligation to update any forward-looking statements.

IFC is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of March 31, 2011, IFC's entire share capital was held by 182 member countries.

IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings, and guarantees. In addition to project finance, corporate lending and mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. It also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its liabilities in various currencies with assets having the same characteristics. IFC manages any non-equity investment related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

II. FINANCIAL SUMMARY

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP).

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors, principally income generated from its equity investment portfolio (principally dividends, realized capital gains on equity sales and unrealized gains and losses on equity investments); the magnitude of provisions for losses against its loans and guarantees; impairment of equity investments; loans in nonaccrual status; recoveries of interest on loans formerly in nonaccrual status; and income from liquid assets.

A significant part of IFC's liquid assets trading portfolio is invested in fixed income securities, including asset-backed securities (ABS) and mortgage-backed securities (MBS) which are subject to external market factors that may significantly affect the value of such securities, adding variability to reported net income.

Net income also includes net gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA.

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,455 million in the nine months ended March 31, 2011 (FY11 Q1-Q3), as compared to $1,254 million in the nine months ended March 31, 2010 (FY10 Q1-Q3). After net gains on other non-trading financial instruments accounted for at fair value of $274 million in FY11 Q1-Q3 ($244 million losses in FY10 Q1-Q3) and grants to IDA of $600 million in FY11 Q1-Q3 ($200 million in FY10 Q1-Q3), IFC reported net income (in accordance with US GAAP) of $1,129 million in FY11 Q1-Q3 ($810 million in FY10 Q1-Q3).

The improvement in financial performance in FY11 Q1-Q3 when compared to FY10 Q1-Q3 was principally as a result of a generally improved operating environment for IFC's investment portfolio in FY11 Q1-Q3 as compared with that experienced in FY10 Q1-Q3. This resulted in: (i) higher overall income from equity investments; and (ii) a moderate release of provisions for losses on loans and guarantees as compared to a charge in FY10 Q1-Q3.

In addition, IFC reported lower charges on borrowings due to the current low interest rate environment and higher net gains on other non-trading financial instruments accounted for at fair value (principally net unrealized gains on market borrowings and associated derivatives and net realized and unrealized gains on derivatives associated with equity investments).

III. CLIENT SERVICES

BUSINESS OVERVIEW

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, and risk sharing facilities (core mobilization). In addition to project finance, corporate lending and mobilization, IFC offers an array of financial products and advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's activities are guided by five strategic pillars: (i) strengthening the focus on frontier markets; (ii) building enduring partnerships with clients in emerging markets; (iii) addressing climate change and ensuring social and environmental sustainability; (iv) promoting private sector growth in infrastructure, health, education, and the food supply chain; and (v) developing local financial markets. IFC's strategic priorities are aligned with the World Bank Group's strategic directions.

INVESTMENTS

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

In FY11 Q1-Q3, IFC entered into new commitments totaling $7,820 million, compared with $6,840 million in FY10 Q1-Q3.

ADVISORY SERVICES

Advisory services have become a more substantial and important part of IFC's business and a critical tool for extending IFC's reach and impact.

Expenditures for advisory services and against other designated retained earnings in FY11 Q1-Q3 totaled $89 million, $9 million higher than in FY10 Q1-Q3 ($80 million).

IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company LLC (AMC), a wholly owned subsidiary of IFC, mobilizes capital from outside IFC's traditional investor pool. AMC serves as a fund manager and mobilizes third-party capital to invest in its funds. IFC is a co-investor in such funds.

At March 31, 2011 (FY11 Q3 - end) AMC had assets under management[1] of $4,055 million: $1,275 million in the IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund); $1,725 million in the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund); $1,000 million in the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and $55 million in the Africa Capitalization Fund, Ltd (the Africa Cap Fund).

[1] Assets under management are generally based upon how investment advisory and administrative fees are calculated (including total assets, committed assets, or other measures).

The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Capitalization Funds. The Capitalization Funds, established in FY09, are designed to support banks considered vital to the financial system of an emerging market country and are jointly funded by commitments of $1 billion from IFC and $2 billion from a third-party investor.

The ALAC Fund was established in FY10 to make co-investments with IFC in companies or other entities located in the Sub-Saharan Africa, Latin America and/or the Caribbean. The ALAC Fund is currently a $1 billion fund, with $200 million of commitments from IFC and $800 million from six other third-party investors.

The Africa Cap Fund was established in August 2010 to make investments in regulated commercial banking institutions located in Continental Africa. The Fund will co-invest with the Capitalization Funds or IFC. The Africa Cap Fund is currently $55 million in size with commitments from three third-party investors.

The activities of the funds managed by AMC at March 31, 2011 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Cap Fund	Sub-Debt Cap Fund	ALAC Fund	Africa Cap Fund	Total
Assets under management:	$ 1,275	$ 1,725	$ 1,000	$ 55	$ 4,055
From IFC	775	225	200	-	1,200
From other investors	500	1,500	800	55	2,855
Disbursements from investors to Fund:					
From IFC	240	17	17	-	274
From other investors	155	113	68	1	337
Disbursements made by Fund ($ millions)	376	125	60	-	561
Disbursements made by Fund (number)	5	1	3	-	9

OTHER IFC INITIATIVES

IFC launched a series of initiatives beginning in FY09 to assist the private sector address the challenges introduced by the global financial crisis. These initiatives are expected to combine IFC funds with contributions mobilized from various sources, including governments and other international financial institutions. IFC's initiatives are designed to address both the immediate and long-term needs of IFC's clients.

INVESTMENT PROGRAM SUMMARY

In FY11 Q1-Q3, IFC entered into new commitments totaling $7,820 million, compared with $6,840 million in FY10 Q1-Q3 as follows (US$ millions):

		FY11 Q1-Q3		**FY10** Q1-Q3
Commitments[2]				
Loans	$	3,014	$	2,973
Equity investments		1,139		1,373
Guarantees:				
Global Trade Finance Program		3,226		2,429
Other		391		54
Client risk management		50		11
Total commitments	**$**	**7,820**	**$**	**6,840**

CORE MOBILIZATION

Core mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, structured finance transactions and loan sales. In FY09, IFC launched AMC and a number of other initiatives, each with a core mobilization component, and revised its mobilization definition accordingly to include these in the measure.

CORE MOBILIZATION RATIO

The core mobilization ratio (a non-US GAAP measure) is defined as:

$$\frac{\text{Loan participations + Parallel loans + Loan Participation sales and secured borrowings + non-IFC portion of structured finance transactions + non-IFC portion of AMC fund investments + non-IFC portion of investments through one or more approved IFC Initiatives}}{\text{IFC's investments on its own account + IFC portion of AMC fund investments + IFC portion of investments in IFC initiatives}}$$

For each dollar that IFC committed, IFC mobilized (in the form of loan participations (B-loans), parallel loans, Loan Participation sales and secured borrowings, the non-IFC portion of structured finance transactions, non-IFC portion of AMC fund investments and non-IFC portion of investments through one or more approved IFC Initiatives) $0.67 in FY11 Q1-Q3 ($0.41 in FY10 Q1-Q3).

IFC mobilized resources totaling $5,213 million, compared with $2,805 million in FY10 Q1-Q3 as follows (US $ millions):

		FY11 Q1-Q3		FY10 Q1-Q3
B-loans	$	2,838	$	792
Structured finance		-		93
Parallel loans		947		351
Other Mobilization		32		254
Total B-loans, structured finance, parallel loans and other mobilization	**$**	**3,817**	**$**	**1,490**
AMC:				
Equity Capitalization Fund	$	98	$	25
Sub Debt Capitalization Fund		252		-
African, Latin American and Caribbean (ALAC) Fund		45		-
Total AMC	**$**	**395**	**$**	**25**
Other IFC initiatives:				
Microfinance Enhancement Facility	$	-	$	123
Infrastructure Crisis Facility		77		10
Debt and Asset Recovery Program		-		114
Global Trade Liquidity Program		924		1,043
Total IFC initiatives	**$**	**1,001**	**$**	**1,290**
Total Core Mobilization	**$**	**5,213**	**$**	**2,805**
Core mobilization ratio		**0.67**		**0.41**

DISBURSEMENTS

IFC disbursed $4,707 million for its own account in FY11 Q1-Q3 ($4,877 million in FY10 Q1-Q3): $3,237 million of loans ($3,785 million in FY10 Q1-Q3), $1,260 million of equity investments ($845 million in FY10 Q1-Q3), and $210 million of debt securities ($247 million in FY10 Q1-Q3).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $27.9 billion at March 31, 2011 ($25.4 billion at June 30, 2010), comprising the disbursed loan portfolio of $19.6 billion ($18.2 billion at June 30, 2010), the disbursed equity portfolio of $6.4 billion ($5.4 billion at June 30, 2010), and the disbursed debt security portfolio of $1.9 billion ($1.8 billion at June 30, 2010).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fee rates are consistent with IFC's loan pricing policies. Guarantees signed at March 31, 2011 totaled $3.8 billion ($2.7 billion at June 30, 2010).

[2] Debt security commitments are included in loans or equity investments based on their predominant characteristics.

IV. TREASURY SERVICES

LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4 and P7. All six portfolios are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various sectors and countries. All positions are swapped into US dollars.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

A P7 portfolio was created in the second half of FY10, which contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio totaled less than $10 million at March 31, 2011, unchanged from June 30, 2010.

In addition, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At March 31, 2011 this portfolio contained short-term money market instruments denominated in Brazilian reais, Russian rubles and Mexican pesos. The P6 portfolio totaled $0.5 billion at March 31, 2011 ($0.3 billion at June 30, 2010).

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $7.7 billion during FY11 Q1-Q3 ($7.1 billion in FY10 Q1-Q3), including net short-term borrowings of $0.1 billion ($1.3 billion - FY10 Q1-Q3) largely as a result of anticipated growth in IFC's investment disbursements.

IFC's borrowings are generally swapped into US dollars through the use of currency and interest rate swaps. IFC's mandate to help develop domestic capital markets can result in providing local currency funds for on-lending to its clients rather than being swapped into US dollars. At March 31, 2011, $0.4 billion of non-US dollar-denominated market borrowings in Chinese renminbi and C.F.A. francs were used for such purposes ($0.3 billion - June 30, 2010).

V. CAPITAL AND RETAINED EARNINGS

As of March 31, 2011, total capital as reported in IFC's condensed consolidated balance sheet amounted to $20.2 billion, up from the June 30, 2010 level of $18.4 billion. At March 31, 2011, total capital comprised $2.4 billion of paid-in capital, unchanged from June 30, 2010, $15.9 billion of retained earnings ($14.8 billion at June 30, 2010), and $1.9 billion of accumulated other comprehensive income ($1.2 billion at June 30, 2010). As of March 31, 2011 and June 30, 2010, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed and paid in.

SELECTIVE CAPITAL INCREASE

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares).

The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement. Currently the voting power of each IFC member is the sum of its Basic Votes, fixed at 250 votes per member, and its share votes, with one vote for each share of IFC stock held. At present, Basic Votes represent 1.88% of total IFC voting power. Once the amendment to the Articles of Agreement becomes effective, the Basic Votes of each member shall be the number of votes that results from an equal distribution among all members of 5.55% of the aggregate sum of the voting power of all members.

The above is expected to result in a shift of the voting power to DTCs by 6.07% to 39.48%.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board-approved income-based formula and, beginning in FY08, on a principles-based Board-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

At March 31, 2011, retained earnings comprised $15.5 billion of undesignated retained earnings ($14.3 billion at June 30, 2010), $0.2 billion of retained earnings designated for advisory services ($0.3 billion at June 30, 2010), $0.2 billion for other designated retained earnings ($0.2 billion at June 30, 2010).

At March 31, 2011 and June 30, 2010, retained earnings comprised the following (US$ billions):

	FY11 Q3-end	FY10 -end
Undesignated retained earnings	**$ 15.5**	$ 14.3
Designated retained earnings:		
Advisory services	0.2	0.3
Other	0.2	0.2
Total designated retained earnings	**$ 0.4**	$ 0.5
Total retained earnings	**$ 15.9**	$ 14.8

FINANCIAL RATIOS[3]

	FY11 Q1-Q3	FY10 Q1-Q3
Return on average assets (US GAAP-basis)	**2.3%**	3.1%
Return on average capital (US GAAP-basis)	**7.8%**	10.1%

	FY11 Q3-end	FY10 -end
Deployable strategic capital ratio	**10%**	14%
External funding liquidity level	**262%**	190%
Debt to equity ratio	**2.5:1**	2.2:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	**85%**	71%

IFC's leverage ratio was 2.5:1, well within the maximum of 4:1. The externally funded liquidity ratio was 262%, above the required minimum of 65% and IFC's overall liquidity as a percentage of the next 3 years' estimated net cash needs stood at 85%, above the minimum requirement of 45%.

[3] Returns are annualized.

VI. RESULTS OF OPERATIONS

OVERVIEW

FY09 was characterized by heightened uncertainty during the global financial crisis that impacted both developed and developing markets. Equity markets in many countries where IFC has significant investments dropped sharply but stabilized and recovered somewhat during the latter stages of FY09, FY10 and the recovery has continued into FY11 to date. The current environment remains characterized by uncertainty and volatility.

The global environment significantly impacts the financial performance of IFC's investment portfolio, particularly in respect of income from equity investments, both realized and unrealized gains and impairment write-downs, and reserves against losses on loans.

The following paragraphs detail significant variances between FY11 Q1-Q3 and FY10 Q1-Q3, covering the periods included in IFC's FY11 Q1-Q3 condensed consolidated financial statements. Certain amounts in FY10 Q1-Q3 have been reclassified to conform to the current year's presentation.

NET INCOME

IFC's FY11 Q1-Q3 financial performance was generally improved when compared to FY10 Q1-Q3. Emerging countries stock markets generally moved higher in FY11 Q1-Q3 and stood at higher levels at FY11 Q3-end when compared to FY10 Q3-end and FY10-end.

IFC reported income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,455 million in FY11 Q1-Q3, $201 million higher than income before net gains and losses on other non-trading financial instruments accounted for at fair value and before grants to IDA of $1,254 million in FY10 Q1-Q3. After net gains on other non-trading financial instruments accounted for at fair value of $274 million and grants to IDA of $600 million in FY11 Q1-Q3 (net losses of $244 million and grants to IDA of $200 million - FY10 Q1-Q3), IFC reported net income of $1,129 million in FY11 Q1-Q3 ($810 million - FY10 Q1-Q3).

EQUITY PORTFOLIO PERFORMANCE

Equity markets moved higher in FY11 Q1-Q3, although the increase was much lower in FY11 Q3 than in the first six months of FY11, reflecting an overall pause in the recovery of emerging markets equities in recent quarters and caution given recent developments in the Middle East and North Africa. As a result there was an overall increase in the value of the equity portfolio and improved income from equity investments.

The overall risk in the equity portfolio, as measured by country risk and credit risk, deteriorated both relative to FY11 Q2-end and year-end FY10. Overall, the improving trend exhibited from FY09 Q4 to FY11 Q1 has been replaced by a deteriorating trend in the past two quarters. Income from the equity investment portfolio increased by $248 million from $708 million in FY10 Q1-Q3 to $956 million in FY11 Q1-Q3.

IFC sells equity investments where IFC's developmental role is complete and where pre-determined sales trigger levels have been met. IFC generated realized gains on equity investments for FY11 Q1-Q3 of $506 million ($405 million - FY10 Q1-Q3) and gains on non-monetary exchanges of $211 million ($28 million - FY10 Q1-Q3).

Total realized gains on equity investments tend to be concentrated - in FY11 Q1-Q3, seven investments generated individual capital gains in excess of $20 million for a total of $272 million, or 54%, of the FY11 Q1-Q3 gains, compared to three investments that each generated individual capital gains in excess of $20 million for a total of $78 million, or 19%, of FY10 Q1-Q3 realized capital gains.

In FY11 Q1-Q3, gains on non-monetary exchanges have also been concentrated with two investments generating individual gains in excess of $20 million for a total of $189 million, or 90%, of FY11 Q1-Q3 gains on non-monetary exchanges.

Dividend income totaled $163 million in FY11 Q1-Q3, as compared with $184 million in FY10 Q1-Q3. The decrease in dividend income when compared to FY10 Q1-Q3 can be mostly attributed to delays in the timing of dividend payouts for certain equity investments, a decrease in payouts due to the sale in FY10 of dividend producing equity investments. These negative impacts were partially offset by receipts from first time dividend payers. IFC's dividend income in FY11 Q1-Q3 include returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $32 million in FY11 Q1-Q3, as compared to $43 million in FY10 Q1-Q3.

In FY11 Q1-Q3, IFC recorded equity investment impairment write-downs of $101 million ($55 million on equity investments accounted for as available-for-sale and $46 million on equity investments accounted for at cost less impairment), as compared to $109 million in FY10 Q1-Q3 ($19 million on equity investments accounted for as available-for-sale and $90 million on equity investments accounted for at cost less impairment), a decrease of $8 million, which broadly reflects the improved global financial markets in FY11 Q1-Q3 when compared to FY10 Q1-Q3.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY11 Q1-Q3 totaled $187 million, as compared with $205 million in FY10 Q1-Q3, again reflecting the more favorable global financial markets in FY11 Q1-Q3 when compared with FY10 Q1-Q3.

LOAN AND GUARANTEE PORTFOLIO PERFORMANCE

The overall risk in the loan portfolio, as measured by country risk ratings and credit risk ratings, was lower at FY11 Q3-end as compared to FY10-end and FY10 Q3-end.

Income from loans and guarantees increased by $17 million to $658 million in FY11 Q1-Q3 from $641 million in FY10 Q1-Q3. The change may be analyzed as follows (US$ millions):

Income from loans and guarantees in FY10 Q1-Q3	**$**	**641**
Growth in the loan portfolio		6
Higher net recoveries on non-accruing loans		6
Higher unrealized gains on loans accounted for at fair value		1
Lower income from income participation notes		(2)
Lower commitment and financial fees		(3)
Gains on non-monetary exchanges		9
Income from loans and guarantees in FY11 Q1-Q3	**$**	**658**

The level of non-performance in the loan portfolio decreased during FY11 Q1-Q3 from 4.8% of the then-outstanding loan portfolio ($877 million) at June 30, 2010 to 4.5% of the outstanding loan portfolio ($888 million) at March 31, 2011. At March 31, 2011, $359 million of principal on non-performing loans is past due for 60 days or more ($294 million - June 30, 2010). There were no individually significant loans going into or coming out of non-performing status during FY11 Q1-Q3.

IFC recorded a release of provisions for losses on loans and guarantees of $65 million in FY11 Q1-Q3 ($113 million provision - FY10 Q1-Q3). The release of provision on loans is $63 million in FY11 Q1-Q3 ($36 million of specific provisions and $27 million of portfolio (or general) provisions), as compared with a provision for losses on loans of $107 million in FY10 Q1-Q3 ($87 million of specific provisions and $20 million of portfolio provisions). The release of provision for losses on guarantees is $2 million in FY11 Q1-Q3 ($6 million provision - FY10 Q1-Q3).

On March 31, 2011, IFC's total reserves against losses on loans were 6.5% of the disbursed loan portfolio (7.4% - June 30, 2010).

LIQUID ASSET TRADING PORTFOLIO PERFORMANCE

The liquid assets portfolio, net of derivatives and securities lending balances, increased by $2,703 million from $21,001 million at June 30, 2010, to $23,704 million at March 31, 2011.

At March 31, 2011, trading securities with a fair value of $176 million are classified as Level 3 securities ($177 million at June 30, 2010).

Income from liquid asset trading activities totaled $449 million in FY11 Q1-Q3, as compared to $684 million in FY10 Q1-Q3. All portfolios outperformed their respective benchmarks. Interest income and some foreign currency transaction losses totaled $305 million. In addition, the portfolio of ABS and MBS showed fair value gains totaling $152 million in FY11 Q1-Q3. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $8 million of losses in FY11 Q1-Q3 and all holdings in the liquid asset portfolio paid on schedule in FY11 Q1-Q3. In FY10 Q1-Q3, interest income and foreign currency transactions gains were $259 million, with the portfolio of ABS and MBS totaling $340 million, and holdings of other treasury securities showing $85 million of principal gains.

The P1 portfolio generated a return of $310 million in FY11 Q1-Q3, a return of 2.2%[1]. In FY10 Q1-Q3, the P1 portfolio generated a return of $346 million, or 3.1%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $6 million in FY11 Q1-Q3 or 1.0%, as compared to a return of $12 million, or 2.4%, in FY10 Q1-Q3. The lower return can be attributed to the decreasing impact from the legacy structured portfolio, which is gradually being paid off.

The P2 and externally managed P4 portfolios returned $124 million or 2.2% and $5 million or 0.9% in FY11 Q1-Q3, respectively, as compared to a return of $314 million or 5.6% and $11 million or 2.3% in FY10 Q1-Q3. The lower level of overall yield and the absence of an interest decline led to overall lower income.

IFC's P0 portfolio earned $3 million in FY11 Q1-Q3, a total return of 0.4%, as compared to $1 million or 0.2% in FY10 Q1-Q3. The P7 portfolio generated a return of $1 million in FY11 Q1-Q3, a return of 0.9%.

In addition, income from IFC's P6 local currency liquidity portfolio, reported in other income, totaled $31 million in FY11 Q1-Q3 ($21 million in FY10 Q1-Q3).

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY11 Q1-Q3 condensed consolidated financial statements, IFC accounts for certain other non-trading financial instruments at fair value with unrealized gains and losses on such financial instruments reported in net income.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY11 Q1-Q3 and FY10 Q1-Q3 are summarized as follows (US$ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
Net realized gains on derivatives associated with investments	$ 37	$ 8
Net unrealized gains (losses) on derivatives associated with investments	103	(54)
Net unrealized gains (losses) on market borrowings and associated derivatives	134	(198)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 274**	**$ (244)**

[1] Return percentages are non-annualized and reported gross of fees.

IFC reported net gains on other non-trading financial instruments accounted for at fair value of $274 million in FY11 Q1-Q3 as compared to losses of $244 million in FY10 Q1-Q3. This change was largely attributable to the impact of credit spreads on the fair value of IFC's market borrowings and associated derivatives[2].

IFC's credit spreads in the major currencies have generally narrowed considerably from the peak levels experienced at the end of FY09 Q3, although they continue to remain above the sub-LIBOR levels seen historically. During FY10, IFC's credit spreads narrowed by 31 basis points (24 basis points in FY10 Q1-Q3) and there was a further partial reversal of the FY09 Q2 and FY09 Q3 unrealized gain in FY10. During FY11 Q2 interest rates levels moved higher across the US Dollar term structure reflecting rising inflationary expectations. During FY11 Q3 the trend towards higher interest rates continued, albeit less dramatically, and over the fiscal year to date, IFC's credit spread to LIBOR remained relatively constant at medium tenors - around Libor flat – while gains were recorded on the marking to market of new longer dated bond issuance during FY11 year-to-date. In FY11 Q1-Q3, IFC reported unrealized gains on market borrowings and associated derivatives of $134 million.

OTHER

Other income of $139 million for FY11 Q1-Q3 was $26 million higher than in FY10 Q1-Q3 ($113 million).

Administrative expenses (the principal component of other expenses) increased by $25 million (5.1%) from $491 million in FY10 Q1-Q3 to $516 million in FY11 Q1-Q3. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($19 million in FY11 Q1-Q3 and FY10 Q1-Q3). IFC recorded an expense from pension and other postretirement benefit plans in FY11 Q1-Q3 of $81 million, as compared with $52 million in FY10 Q1-Q3.

Expenditures for advisory services and against other designated retained earnings in FY11 Q1-Q3 totaled $89 million, $9 million higher than in FY10 Q1-Q3 ($80 million).

[2] The change in fair value of IFC's market borrowings portfolio includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings. IFC's market borrowings portfolio is not a frequently traded portfolio.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values accounted for at fair value are generally classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global emerging markets environment; and (ii) the realization of gains on sales of such equity investments and debt securities.

During FY11 Q1-Q3, IFC recorded a credit to OCI in the amount of $645 million relating to increases in unrealized gains on equity investments and debt securities, net of transfers to net income for investments realized or written down ($1,222 million in FY10 Q1-Q3).

The net change in unrealized gains and losses on equity investments and debt securities in OCI is summarized as follows (US$ millions):

	FY11 Q1-Q3	FY10 Q1-Q3
Net unrealized gains and losses on equity Investments arising during the period:		
Unrealized gains	$ 829	$ 1,379
Unrealized losses	(149)	(39)
Reclassification adjustment for:		
(i) Realized gains	(264)	(302)
(ii) Impairment write-downs included in net income	55	19
Net unrealized gains on equity Investments	**$ 471**	**$ 1,057**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 198	$ 221
Unrealized losses	(28)	(42)
Reclassification adjustment for:		
(i) Realized gains and losses	2	(14)
(ii) Non credit-related portion of impairment write-downs which were recognized in net income	-	(2)
(iii) Impairment write-downs included in net income	2	2
Net unrealized gains on debt securities	**$ 174**	**$ 165**
Total unrealized gains on equity investments and debt securities	**$ 645**	**$ 1,222**

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011

Contents

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2011 (unaudited) and June 30, 2010 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 601	$ 528
Time deposits	3,335	5,435
Trading securities - Notes C and K	26,599	23,428
Securities purchased under resale agreements	1,427	539
Investments - Notes D, E, F, G, K and N		
Loans ($591 - March 31, 2011 and $450 - June 30, 2010 at fair value; $86 - March 31, 2011 and $0 - June 30, 2010 at lower of cost or fair value) (net of reserves against losses of $1,280 - March 31, 2011 and $1,349 - June 30, 2010) - Notes D, E and K	18,187	16,660
Equity investments ($6,559 - March 31, 2011 and $4,918 - June 30, 2010 at fair value) - Notes D, G and K	9,059	7,469
Debt securities - Notes D, F and K	2,103	1,815
Total investments	29,349	25,944
Derivative assets - Notes J and K	3,555	2,688
Receivables and other assets	2,559	2,513
Total assets	**$ 67,425**	**$ 61,075**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 7,081	$ 8,393
Borrowings outstanding - Note K		
From market sources at amortized cost	1,881	1,851
From market sources at fair value	34,384	29,205
From International Bank for Reconstruction and Development at amortized cost	50	50
Total borrowings	36,315	31,106
Derivative liabilities - Notes J and K	1,615	1,140
Payables and other liabilities	2,259	2,077
Total liabilities	47,270	42,716
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each Subscribed and paid-in	2,369	2,369
Accumulated other comprehensive income - Note H	1,869	1,202
Retained earnings - Note H	15,917	14,788
Total capital	20,155	18,359
Total liabilities and capital	**$ 67,425**	**$ 61,075**

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Three months ended March 31, 2011	Three months ended March 31, 2010	Nine months ended March 31, 2011	Nine months ended March 31, 2010
Income from investments				
Income from loans and guarantees - Note E	$ 235	$ 209	$ 658	$ 641
Release of provision (provision) for losses on loans and guarantees - Note E	16	(27)	65	(113)
Income (losses) from debt securities - Note F	(5)	26	26	61
Income from equity investments - Note G	193	145	956	708
Total income from investments	**439**	**353**	**1,705**	**1,297**
Income from liquid asset trading activities - Note C	198	233	449	684
Charges on borrowings	(28)	(34)	(117)	(187)
Gains on extinguishment of borrowings	1	40	7	44
Charges on borrowings, net of gains on extinguishment of borrowings	**(27)**	**6**	**(110)**	**(143)**
Income from investments and liquid asset trading activities, after charges on borrowings	**610**	**592**	**2,044**	**1,838**
Other income				
Service fees	24	10	57	35
Other	28	26	82	78
Total other income	**52**	**36**	**139**	**113**
Other expenses				
Administrative expenses	(176)	(166)	(516)	(491)
Expense from pension and other postretirement benefit plans - Note M	(27)	(17)	(81)	(52)
Other	(6)	(3)	(12)	(6)
Total other expenses	**(209)**	**(186)**	**(609)**	**(549)**
Foreign currency transaction (losses) gains on non-trading activities	15	1	(30)	(68)
Expenditures for advisory services and against other designated retained earnings - Note H	(12)	(14)	(89)	(80)
Income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**456**	**429**	**1,455**	**1,254**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note I	28	(94)	274	(244)
Income before grants to IDA	**484**	**335**	**1,729**	**1,010**
Grants to IDA - Note H	-	-	(600)	(200)
Net income	**$ 484**	**$ 335**	**$ 1,129**	**$ 810**

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Net income	$ **484**	$ **335**	$ **1,129**	$ **810**
Other comprehensive income				
Net unrealized gains on debt securities arising during the period	49	19	170	179
Add (less): reclassification adjustment for realized losses (gains) included in net income	(1)	-	2	(14)
Less: reclassification adjustment for non-credit-related portion of impairment write-downs which were recognized in net income	-	-	-	(2)
Add: reclassification adjustment for impairment write-downs included in net income	-	1	2	2
Net unrealized gains on debt securities	**48**	**20**	**174**	**165**
Net unrealized gains (losses) on equity investments arising during the period	(46)	115	680	1,340
Less: reclassification adjustment for realized gains included in net income	(71)	(63)	(264)	(302)
Add: reclassification adjustment for impairment write-downs included in net income	23	6	55	19
Net unrealized gains (losses) on equity investments	**(94)**	**58**	**471**	**1,057**
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	**7**	**5**	**22**	**15**
Total other comprehensive income (loss)	**(39)**	**83**	**667**	**1,237**
Total comprehensive income	**$ 445**	**$ 418**	**$ 1,796**	**$ 2,047**

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)

(US$ millions)

	Retained earnings			Accumulated other comprehensive income - Note H	Capital stock	Total capital
	Undesignated	Designated	Total			
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Nine months ended March 31, 2011						
Net income	1,129		1,129			1,129
Other comprehensive income				667		667
Designations of retained earnings - Note H	(610)	610	-			-
Expenditures against designated retained earnings - Note H	689	(689)	-			-
At March 31, 2011	**$ 15,515**	**$ 402**	**$ 15,917**	**$ 1,869**	**$ 2,369**	**$ 20,155**
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Nine months ended March 31, 2010						
Net income	810		810			810
Other comprehensive income				1,237		1,237
Expenditures against designated retained earnings - Note H	280	(280)	-			-
At March 31, 2010	**$ 13,341**	**$ 511**	**$ 13,852**	**$ 1,948**	**$ 2,369**	**$ 18,169**

The notes to condensed consolidated financial statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited)
(US$ millions)

	2011	2010
Cash flows from investing activities		
Loan disbursements	$ (3,237)	$ (3,785)
Investments in equity securities	(1,260)	(845)
Investments in debt securities	(210)	(247)
Loan repayments	2,253	2,199
Equity redemptions	1	2
Debt securities repayments	66	90
Proceeds from sales of loans	2	4
Proceeds from sales of equity investments	1,025	637
Proceeds from sales of debt securities	12	13
Net cash used in investing activities	**(1,348)**	**(1,932)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	7,267	5,588
Retirement	(3,568)	(3,870)
Medium and long-term borrowings related derivatives, net	310	201
Short-term borrowings, net	100	1,304
Net cash provided by financing activities	**4,109**	**3,223**
Cash flows from operating activities		
Net income	1,129	810
Adjustments to reconcile net income to net cash used in operating activities:		
Gains from non-monetary exchanges of loans	(9)	-
Realized gains on debt securities and gains on non-monetary exchanges	(2)	(14)
Realized gains on equity investments and gains on non-monetary exchanges	(717)	(433)
Unrealized gains on loans accounted for at fair value under the Fair Value Option	(73)	(72)
Unrealized losses (gains) on debt securities accounted for at fair value under the Fair Value Option	7	(19)
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option	(187)	(205)
(Release of provision) provision for losses on loans and guarantees	(65)	113
Impairment losses on debt securities	2	2
Other-than-temporary impairment losses on equity investments	101	109
Net discounts paid on retirement of borrowings	(2)	(1)
Net realized gains on extinguishments of borrowings	(7)	(44)
Foreign currency transaction losses on non-trading activities	30	68
Net (gains) losses on other non-trading financials instruments accounted for at fair value	(274)	244
Change in accrued income on loans, time deposits and securities	22	(34)
Change in payables and other liabilities	(258)	482
Change in receivables and other assets	150	(454)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(4,815)	(1,454)
Net cash used in operating activities	**(4,968)**	**(902)**
Change in cash and cash equivalents	(2,207)	389
Effect of exchange rate changes on cash and cash equivalents	180	220
Net change in cash and cash equivalents	(2,027)	609
Beginning cash and cash equivalents	5,963	4,257
Ending cash and cash equivalents	**$ 3,936**	**$ 4,866**
Composition of cash and cash equivalents		
Cash and due from banks	$ 601	$ 680
Time deposits	3,335	4,186
Total cash and cash equivalents	**$ 3,936**	**$ 4,866**
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 523	$ 9
Debt securities	108	77
Loan and debt security-related currency swaps	(582)	(132)
Borrowings	(1,907)	(710)
Borrowing-related currency swaps	1,881	705
Client risk management-related currency swaps	(6)	(1)
Charges on borrowings paid, net	139	189
Non-cash item:		
Loan and debt securities conversion to equity, net	69	150

The notes to condensed consolidated financial statements are an integral part of these statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The condensed consolidated financial statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the three and nine months ended March 31, 2011 are not indicative of the results that may be expected for the full year ending June 30, 2011.

Condensed consolidated financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:

(i) direct investments in securities and other financial interests (e.g. loans) in which IFC has significant influence in investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

In addition, IFC has elected the Fair Value Option for certain hybrid instruments in the investment portfolio.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2011 and June 30, 2010. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the condensed consolidated income statement.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with ASC 815 if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to be the primary beneficiary of a variable interest entity (VIE), as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients which are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the condensed consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain variable interest entities and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to control the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments. Note N provides further details regarding IFC's variable interests in VIEs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Recently adopted accounting standards – In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06).* ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which will be effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing.*

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force* (ASU 2009-13). ASU 2009-13 addresses the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, and applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue generation activities. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (which is the year ending June 30, 2011 for IFC). ASU 2009-13 has not had and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU No. 2009-17, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* (ASU 2010-09) and ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10), and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-09 adds the term "SEC filer" to the ASC Master Glossary; requires (1) SEC filers and (2) certain other entities to evaluate subsequent events through the date the financial statements are issued; requires all other entities to evaluate subsequent events through the date the financial statements are available to be issued; and exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance and had no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which is the year ending June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended March 31, 2011 for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-18, *Receivables (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset.* ASU 2010-18 clarifies that modifications of loans that are accounted for within a pool under ASC Subtopic 310-30, *Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality* (Subtopic 310-30), do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring; that is the reporting entity must continue to consider whether the pool itself is impaired if the expected cash flows of the pool change. ASU 2010-18 is effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010 (which was the three months ended September 30, 2010 for IFC). IFC adopted the provisions of ASU 2010-18 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period will be effective for the first interim or annual periods beginning after December 15, 2010 (which is the three months ending March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these condensed consolidated financial statements

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which is the three months ending March 31, 2011 for IFC).The revised effective date is pending further FASB deliberation.

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which is the three months ending September 30, 2011 for IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which is July 1, 2011 for IFC), ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which is the three months ending September 30, 2011 for IFC).

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing,* to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which is the three months ending March 31, 2012 for IFC). IFC is currently evaluating the impact of ASU 2011-03.

In addition, during the nine months ended March 31, 2011, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At March 31, 2011, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2010).

At March 31, 2011, AMC managed four funds (collectively referred to as the AMC Funds):
IFC Capitalization (Equity) Fund, L.P. (the Equity Capitalization Fund);
IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Capitalization Fund);
IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); and
Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund).

IFC is a limited partner of the Equity Capitalization Fund and the Sub-Debt Capitalization Fund, and IFC Founder Partner LLC, a wholly owned subsidiary of IFC, is a limited partner of the ALAC Fund. IFC accounts for these limited partner interests at fair value under the Fair Value Option. IFC has no direct financial interest in the Africa Capitalization Fund.

In addition wholly-owned subsidiaries of AMC have general partnership interests in the Equity Capitalization Fund, the Sub-Debt Capitalization Fund and the ALAC Fund which are ultimately consolidated into IFC's financial statements but are immaterial individually and in the aggregate to IFC's condensed consolidated financial statements. The Africa Capitalization Fund is structured as a limited liability company and AMC is its manager.

As a result of the consolidation of AMC and the general partnership interests in the AMC Funds, IFC's condensed consolidated balance sheet at March 31, 2011 includes $11 million in cash, receivables and other assets ($6 million - June 30, 2010), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2010) and less than $0.5 million in payables and other liabilities (less than $0.5 million - June 30, 2010). Other income in IFC's condensed consolidated income statement includes $18 million during nine months ended March 31, 2011 ($2 million - nine months ended March 31, 2010) and other expenses includes $4 million during the nine months ended March 31, 2011 ($1 million - nine months ended March 31, 2010).

Consolidated VIEs

IFC has consolidated three VIEs into these condensed consolidated financial statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these condensed consolidated financial statements. The consolidation of Hilal Sukuk Company had no material impact on these condensed consolidated financial statements.

The other two consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region. As a result of their consolidation, IFC's condensed consolidated balance sheet at March 31, 2011 includes additional assets of $10 million in equity investments ($14 million - June 30, 2010), $1 million in receivables and other assets ($1 million - June 30, 2010), and additional liabilities of $4 million in payables and other liabilities ($4 million - June 30, 2010).

Related to the consolidation of these VIEs, other income includes $0 during the three months ended March 31, 2011 ($3 million - three months ended March 31, 2010) and $2 million during the nine months ended March 31, 2011 ($10 million - nine months ended March 31, 2010). Other expenses include $3 million during the three months ended March 31, 2011 ($1 million - three months ended March 31, 2010) and $6 million during the nine months ended March 31, 2011 ($3 million - nine months ended March 31, 2010).

Other consolidated entities

Beginning July 1, 2010, IFC has consolidated three entities in the collective investment vehicles sector in the Asia and Sub-Saharan African regions into these condensed consolidated financial statements under the voting interest model. During the nine months ended March 31, 2011, IFC disbursed $2 million to these entities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three and nine months ended March 31, 2011 and 2010 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 123	$ 58	$ 330	$ 260
Net gains on trading activities:				
Realized (losses) gains	28	36	(35)	108
Unrealized gains	52	141	179	317
Net gains on trading activities	80	177	144	425
Foreign currency transaction losses	(5)	(2)	(25)	(1)
Total income from liquid asset portfolio	**$ 198**	**$ 233**	**$ 449**	**$ 684**

Net gains on trading activities comprise net gains on asset-backed and mortgage-backed securities of $40 million and $152 million for the three and nine months ended March 31, 2011 ($145 million and $340 million - three and nine months ended March 31, 2010) and net gains on other trading securities of $40 million and losses of $8 million for the three and nine months ended March 31, 2011 ($32 million and $85 million - three and nine months ended March 31, 2010).

NOTE D – INVESTMENTS

The carrying value of investments at March 31, 2011 and June 30, 2010 comprises (US$ millions):

	March 31, 2011	June 30, 2010
Loans		
Loans at amortized cost	$ 18,790	$ 17,559
Less: Reserve against losses on loans	(1,280)	(1,349)
Net loans	17,510	16,210
Loans held for sale at lower of amortized cost or fair value	86	-
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $556 - March 31, 2011, $488 - June 30, 2010)	591	450
Total carrying value of loans	**18,187**	**16,660**
Equity investments		
Equity investments at cost less impairment	2,500	2,551
Equity investments accounted for at fair value as available-for-sale* (cost $1,877 - March 31, 2011, $1,450 - June 30, 2010)	3,923	3,012
Equity investments accounted for at fair value under the Fair Value Option (cost $1,934 - March 31, 2011, $1,391 - June 30, 2010)	2,636	1,906
Total carrying value of equity investments	**9,059**	**7,469**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,610 - March 31, 2011, $1,491 - June 30, 2010)	1,902	1,609
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $185 - March 31, 2011, $183 - June 30, 2010)	201	206
Total carrying value of debt securities	**2,103**	**1,815**
Total carrying value of investments	**$ 29,349**	**$ 25,944**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at March 31, 2011 excludes $7 million ($20 million at June 30, 2010) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the three and nine months ended March 31, 2011 and 2010, comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 166	$ 162	$ 514	$ 504
Commitment fees	8	11	25	29
Other financial fees	11	16	37	36
Gains on non-monetary exchanges	9	-	9	-
Unrealized gains on loans accounted for under the Fair Value Option	41	20	73	72
Income from loans and guarantees	$ 235	$ 209	$ 658	$ 641

During the nine months ended March 31, 2011 IFC purchased no loans and sold no loans. IFC reclassified no loans to held-for-sale during the nine months ended March 31, 2011. During the nine months ended March 31, 2011, IFC received mortgage loans with an initial carrying amount of $86 million in conjunction with the settlement of a borrower's obligation to IFC. These loans are classified as held-for-sale.

Reserves against losses on loans

Changes in the reserve against losses on loans for the nine months ended March 31, 2011, and the year ended June 30, 2010, as well as the related recorded investment in loans at March 31,2011, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Nine months ended March 31, 2011			Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 432	$ 917	$ 1,349	$ 300	$ 938	$ 1,238
(Release of) provision for losses on loans	(36)	(27)	(63)	153	(8)	145
Write-offs	(53)	-	(53)	(18)	-	(18)
Recoveries of previously written-off loans	2	-	2	5	-	5
Foreign currency transaction adjustments	8	28	36	(9)	(13)	(22)
Other adjustments*	9	-	9	1	-	1
Ending balance	$ 362	$ 918	$ 1,280	$ 432	$ 917	$ 1,349
Related recorded investment in loans at March 31, 2011 evaluated for impairment**	$ 18,790	$ 17,815	$ 18,790			

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2011 totaled $3,758 million ($2,721 million - June 30, 2010). Guarantees of $2,653 million that were outstanding (i.e., not called) at March 31, 2011 ($1,889 million - June 30, 2010), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

Provision for losses on loans and guarantees

The provision for losses on loans and guarantees in the condensed consolidated income statement for the three months ended March 31, 2011 includes a $6 million release of provision in respect of guarantees ($0 - three months ended March 31, 2010) and a $2 million release of provision for the nine months ended March 31, 2011 ($6 million provision - nine months ended March 31, 2010). At March 31, 2011 the accumulated reserve for losses on guarantees, included in the condensed consolidated balance sheet in payables and other liabilities, was $22 million ($24 million - June 30, 2010).

Impaired loans

The average recorded investment during the three months ended March 31, 2011, in loans at amortized cost that are impaired was $857 million ($768 million - year ended June 30, 2010). The recorded investment in loans at amortized cost that are impaired at March 31, 2011 was $824 million ($984 million - June 30, 2010).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector geographic region as follows (US$ millions):

	At March 31, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 115	$ 121	$ 58	$ 120	$ 2
Europe, Middle East and North Africa	397	408	177	394	7
Sub-Saharan Africa, Latin America and Caribbean	189	270	60	217	5
Total manufacturing, agribusiness and services	701	799	295	731	14
Financial markets					
Asia	29	31	6	31	2
Europe, Middle East and North Africa	13	20	6	15	-
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	2	-
Total financial markets	49	83	19	48	2
Infrastructure and natural resources					
Asia	-	-	-	-	-
Europe, Middle East and North Africa	15	15	5	16	-
Sub-Saharan Africa, Latin America and Caribbean	59	59	43	62	1
Total infrastructure and natural resources	74	74	48	78	1
Total	$ 824	$ 956	$ 362	$ 857	$ 17

IFC had no impaired loans at March 31, 2011 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $888 million at March 31, 2011 ($877 million - June 30, 2010). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2011 totaled $18 million ($17 million - three months ended March 31, 2010) and $46 million during the nine months ended March 31, 2011 ($48 million - nine months ended March 31, 2010). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2011 was $5 million ($8 million - three months ended March 31, 2010) and $17 million during the nine months ended March 31, 2011 ($18 million - nine months ended March 31, 2010) on a cash basis.

The recorded investment in nonaccruing loans at amortized cost is summarized by industry sector and geographic region as follows (US$ millions):

	At March 31, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 101	$ 29	$ -	$ 130
Europe, Middle East and North Africa	399	6	15	420
Sub-Saharan Africa, Latin America and Caribbean	124	1	58	183
Total disbursed loans at amortized cost	$ 624	$ 36	$ 73	$ 733

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	At March 31, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ 15	$ -	$ 91	$ 106	$ 1,852	$ 1,958
Europe, Middle East and North Africa	-	-	387	387	2,384	2,771
Sub-Saharan Africa, Latin America and Caribbean	-	19	96	115	1,867	1,982
Other	-	-	-	-	34	34
Total manufacturing, agribusiness and services	15	19	574	608	6,137	6,745
Financial markets						
Asia	-	-	29	29	995	1,024
Europe, Middle East and North Africa	-	-	6	6	2,881	2,887
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,313	1,314
Other	-	-	-	-	355	355
Total financial markets	-	-	36	36	5,544	5,580
Infrastructure and natural resources						
Asia	-	-	-	-	1,619	1,619
Europe, Middle East and North Africa	-	5	14	19	1,872	1,891
Sub-Saharan Africa, Latin America and Caribbean	4	7	53	64	2,949	3,013
Other	-	-	-	-	104	104
Total Infrastructure and natural resources	4	12	67	83	6,544	6,627
Total disbursed loans at amortized cost	$ 19	$ 31	$ 677	$ 727	$ 18,225	$ 18,952
Unamortized deferred loan origination fees, net and other						(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(38)
Recorded investment in loans at amortized cost						$ 18,790

At March 31, 2011, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Credit quality of loans

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share; remote probability of default.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of IFC's loans at amortized cost by credit quality indicator, as updated during the three months ended March 31, 2011, as well as by industry sector geographic region follows (US$ millions):

	At March 31, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 555	$ 715	$ 513	$ 116	$ 50	$ 9	$ 1,958
Europe, Middle East and North Africa	-	354	728	1,109	167	258	154	2,770
Sub-Saharan Africa, Latin America and Caribbean Europe	-	192	1,055	420	247	33	34	1,981
Other	-	-	34	-	-	-	-	34
Total manufacturing, agribusiness and services	-	1,101	2,532	2,042	530	341	197	6,743
Financial markets								
Asia	-	672	263	61	-	29	-	1,025
Europe, Middle East and North Africa	-	749	1,165	647	321	-	5	2,887
Sub-Saharan Africa, Latin America and Caribbean	-	473	657	155	22	6	1	1,314
Other	-	16	50	290	-	-	-	356
Total financial markets	-	1,910	2,135	1,153	343	35	6	5,582
Infrastructure and natural resources								
Asia	-	348	923	332	16	-	-	1,619
Europe, Middle East and North Africa	-	129	772	808	167	12	3	1,891
Sub-Saharan Africa, Latin America and Caribbean	-	284	1,143	1,398	73	84	31	3,013
Other	-	57	-	47	-	-	-	104
Total infrastructure and natural resources	-	818	2,838	2,585	256	96	34	6,627
Total disbursed loans at amortized cost	$ -	$ 3,829	$ 7,505	$ 5,780	$ 1,129	$ 472	$ 237	**$ 18,952**
Unamortized deferred loan origination fees, net and other								(124)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(38)
Recorded investment in loans at amortized cost								$ 18,790

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Debt securities accounted for as available-for-sale at March 31, 2011 and June 30, 2010 comprise (US$ millions):

	March 31, 2011				June 30, 2010			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities	$ 1,237	$ 213	$ (53)	$ 1,397	$ 1,150	$ 107	$ (64)	$ 1,193
Preferred shares	346	132	-	478	309	102	(26)	385
Asset-backed securities	24	-	-	24	29	-	-	29
Other debt securities	3	-	-	3	3	-	(1)	2
Total	$ 1,610	$ 345	$ (53)	$ 1,902	$ 1,491	$ 209	$ (91)	$ 1,609

Unrealized losses on debt securities accounted for as available-for-sale at March 31, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 327	$ (7)	$ 627	$ (46)	$ 954	$ (53)
Total	$ 327	$ (7)	$ 627	$ (46)	$ 954	$ (53)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

Income (losses) from debt securities for the three and nine months ended March 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Interest income	$ 9	$ 10	$ 29	$ 27
Realized (losses) gains on sales of debt securities	1	-	(2)	14
Gains on non-monetary exchanges	-	-	4	-
Dividends	1	1	4	3
Impairment losses on debt securities:				
Total other-than-temporary impairment losses	-	(1)	(2)	(4)
Portion of losses recognized in other comprehensive income	-	-	-	2
Net impairment losses recognized in net income	-	(1)	(2)	(2)
Unrealized (losses) gains on debt securities accounted for at fair value under the Fair Value Option	(16)	16	(7)	19
Total income (losses) from debt securities	$ (5)	$ 26	$ 26	$ 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the three and nine months ended March 31, 2011 and 2010 comprises the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Realized gains on equity sales, net	$ 223	$ 79	$ 506	$ 405
Unrealized gains (losses) on equity investments accounted for at fair value under the Fair Value Option	(18)	21	187	205
Gains on non-monetary exchanges	17	13	211	28
Dividends and profit participations	12	54	163	184
Other-than-temporary impairment losses:				
Equity investments at cost less impairment	(15)	(15)	(46)	(90)
Equity investments available-for-sale	(23)	(6)	(55)	(19)
Total other-than-temporary impairment losses	(38)	(21)	(101)	(109)
Custody, fees and other	(3)	(1)	(10)	(5)
Total income from equity investments	**$ 193**	**$ 145**	**$ 956**	**$ 708**

Dividends and profit participations include $2 million for the three months ended March 31, 2011 ($12 million - three months ended March 31, 2010) and $32 million for the nine months ended March 31, 2011 ($43 million - nine months ended March 31, 2010) of receipts received in freely convertible cash, net of cash disbursements, in respect of equity investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed with the funds. Instead, the nature of the investments in this class is that distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds would be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $1,897 million as of March 31, 2011 ($1,175 million as of June 30, 2010). The unfunded commitment obligations related to these funds totaled $1,364 million as of March 31, 2011 ($1,006 million as of June 30, 2010).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2008	**$ -**	**$ 438**	**$ 188**	**$ 100**	**$ 100**	**$ 826**
Year ended June 30, 2009						
Designations of retained earnings	450	100				550
Expenditures against designated retained earnings	(450)	(129)	(5)	(1)		(585)
At June 30, 2009	$ -	$ 409	$ 183	$ 99	$ 100	$ 791
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	$ -	$ 313	$ 101	$ 37	$ 30	$ 481
Nine months ended March 31, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(82)	(5)	(2)	-	(689)
At March 31, 2011	$ -	$ 241	$ 96	$ 35	$ 30	$ 402

On August 5, 2010, IFC's Board of Directors approved a designation of $600 million of IFC's retained earnings for grants to IDA and $10 million of IFC's retained earnings for advisory services. On October 8, 2010, IFC's Board of Governors noted with approval these designations.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at March 31, 2011 and June 30, 2010 are summarized as follows (US$ millions):

	March 31, 2011	June 30, 2010
Net unrealized gains on debt securities	$ 292	$ 118
Net unrealized gains on equity investments	2,053	1,582
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(476)	(498)
Total accumulated other comprehensive income	$ 1,869	$ 1,202

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2011 and 2010 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2011	2010	2011	2010
Realized gains and losses on derivative associated with investments:				
Net realized gains on derivatives associated with loans	$ -	$ -	$ 4	$ -
Net realized gains on derivatives associated with debt securities	-	-	18	-
Net realized gains on derivatives associated with equity investments	10	5	15	8
Total realized gains on derivatives associated with investments	**10**	**5**	**37**	**8**
Unrealized gains and losses on other non-trading financial instruments:				
Unrealized gains and losses on derivative associated with investments:				
Net unrealized (losses) gains on derivatives associated with loans	71	(77)	(22)	(97)
Net unrealized (losses) gains on derivatives associated with debt securities	3	38	(14)	73
Net unrealized gains (losses) on derivatives associated with equity investments	43	(22)	139	(30)
Total unrealized gains (losses) on derivatives associated with investments	117	(61)	103	(54)
Unrealized gains and losses on market borrowings accounted for at fair value:				
Credit spread component	(109)	(45)	(2)	(288)
Interest rate, foreign exchange and other components	265	(313)	559	(116)
Total unrealized gains (losses) on market borrowings	156	(358)	557	(404)
Unrealized (losses) gains on derivatives associated with market borrowings	(255)	320	(423)	206
Net unrealized gains (losses) on market borrowings and associated derivatives	(99)	(38)	134	(198)
Total unrealized gains (losses) on other non-trading financial instruments	**18**	**(99)**	**237**	**(252)**
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 28**	**$ (94)**	**$ 274**	**$ (244)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains (losses) on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at March 31, 2011 and June 30, 2010 is summarized as follows (US$ millions):

Balance sheet location	March 31, 2011 Fair value	June 30, 2010 Fair value
Derivative assets		
Interest rate	$ 558	$ 647
Foreign exchange	3	50
Interest rate and currency	2,526	1,653
Equity	462	337
Other	6	1
Total derivative assets	$ 3,555	$ 2,688
Derivative liabilities		
Interest rate	$ 407	$ 327
Foreign exchange	80	36
Interest rate and currency	1,128	777
Total derivative liabilities	$ 1,615	$ 1,140

The effect of derivative instrument contracts on the condensed consolidated income statement for the three and nine months ended March 31, 2011 and 2010 is summarized as follows (US$ millions):

		Three month ended March 31,		Nine months ended March 31,	
Derivative risk category	Income statement location	2011	2010	2011	2010
Interest rate	Income from loans and guarantees	$ (12)	$ (11)	$ (36)	$ (28)
	Charges on borrowings	130	114	345	279
	Income from liquid asset trading activities	11	(91)	(59)	(188)
	Other income	7	2	10	6
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(97)	80	(240)	89
Foreign exchange	Income from liquid asset trading activities	(5)	-	(25)	-
	Foreign currency transaction (losses) gains on non-trading activities	3	4	25	7
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	3	(2)	(9)	(4)
Interest rate and currency	Income from loans and guarantees	(54)	(43)	(145)	(131)
	Income (losses) from debt securities	(19)	(15)	(57)	(49)
	Charges on borrowings	277	208	693	553
	Income from liquid asset trading activities	1	(7)	2	(4)
	Other income	(6)	-	(5)	-
	Foreign currency transaction (losses) gains on non-trading activities	(283)	118	777	614
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(98)	204	(205)	69
Equity	Net gains (losses) on other non-trading financial instruments accounted for at fair value	58	(17)	166	12
Other derivative	Income from equity investments	-	-	-	(1)
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	6	(1)	5	(6)
Total		$ (78)	$ 543	$ 1,242	$ 1,218

The income related to each derivative instrument category includes realized and unrealized gains and losses.

At March 31, 2011, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $42,125 million ($36,446 million at June 30, 2010), foreign exchange contracts was $2,461 million ($3,201 million at June 30, 2010) and interest rate and currency contracts was $26,140 million ($20,356 million at June 30, 2010). At March 31, 2011, there were 165 equity contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815 (138 equity contracts at June 30, 2010).

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $515 million at March 31, 2011 ($157 million at June 30, 2010). At March 31, 2011 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $146 million would be required to be posted against net liability positions with counterparties at March 31, 2011 (less than $1 million at June 30, 2010).

As of March 31, 2011, IFC had $2 million of outstanding obligations to return cash collateral under master netting agreements.

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of March 31, 2011 and June 30, 2010. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of March 31, 2011, and June 30, 2010, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The significant inputs used in valuing the various classes of derivative instruments are presented below:

Classes	Significant Inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Equity	Equity spot price, volatility, risk free rate, dividend yield, expiry date, discount rate, strike price, discount rate and option period.
Other derivative contracts	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve, yield curves specified to index, floating rates and inflation curve, swaption volatility matrix, equity spot price, volatility and dividend yield.

Loans and loan commitments - Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads, expected recovery rates, risk free interest rates, amortization schedules and investment risk rating and are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features.

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Investments in funds were valued using net asset values and classified as Level 3 . Equity investments, other than investments in funds, without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions (IFC's purchase price, price that is in the process of negotiation, or recent trade price from third party transactions), discounted cash flows, and relative valuation through the use of comparables. Such equity investments are classified as Level 3.

The below table presents the significant inputs for the discounted cash flow model and the relative valuation through use of comparables approach:

Valuation techniques	Banking and non-banking financial institutions	Insurance companies	Others
Discounted cash flow model	Asset growth rate, discount rate, terminal value multiple or perpetual growth rate, cost of equity, return on assets, target leverage and recovery rate.		
Relative valuations through the use of comparables	Price/Book Value, and Price/Earnings.	Price/Book Value, Price/Embedded Value, and Appraisal Value	Enterprise Value/EBITDA, Enterprise Value/Sales, Price /Book Value, Price/Earnings, Price/EBITDA, and Price/Sales.

Debt securities - Debt securities in IFC's investment portfolio do not have available market prices and are valued using discounted cash flow approaches. All debt securities are classified as Level 3. Significant inputs used for valuations of significant classes of debt securities are presented below:

Classes	Significant Inputs
Corporate debt securities	Risk free rate, amortization schedule, investment risk rating, Credit Default Swap (CDS) spreads and recovery rate.
Asset Backed Securities	Risk free rate, asset risk rating, CDS spreads, recovery rate and correlation parameter, CDS spread, ratings of class notes, index rates, default rate, prepayment rate, recovery rate, recovery lag, delinquency rate and optional redemption option.

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at March 31, 2011 and June 30, 2010 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets. Note A provides a summary of IFC's significant accounting policies.

	March 31, 2011		June 30, 2010	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 31,962	$ 31,962	$ 29,930	$ 29,930
Investments:				
Loans at amortized cost, net of reserves against losses	17,510	18,864	16,210	16,722
Loans held for sale at lower of amortized cost or fair value	86	89	-	-
Loans accounted for at fair value under the Fair Value Option	591	591	450	450
Total loans	18,187	19,544	16,660	17,172
Equity investments at cost less impairment	2,500	5,802	2,551	5,228
Equity investments accounted for at fair value as available-for-sale	3,923	3,923	3,012	3,012
Equity investments accounted for at fair value under the Fair Value Option	2,636	2,636	1,906	1,906
Total equity investments	9,059	12,361	7,469	10,146
Debt securities accounted for at fair value as available-for-sale	1,902	1,902	1,609	1,609
Debt securities accounted for at fair value under the Fair Value Option	201	201	206	206
Total debt securities	2,103	2,103	1,815	1,815
Total investments	29,349	34,008	25,944	29,133
Derivative assets:				
Borrowings-related	2,850	2,850	1,798	1,798
Liquid asset portfolio-related and other	77	77	154	154
Investment-related	555	555	658	658
Client risk management-related	73	73	78	78
Total derivative assets	3,555	3,555	2,688	2,688
Other investment-related financial assets	33	139	33	244
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	7,081	7,081	8,393	8,393
Market and IBRD borrowings outstanding	36,315	36,316	31,106	31,117
Derivative liabilities:				
Borrowings-related	409	409	575	575
Liquid asset portfolio-related and other	456	456	181	181
Investment-related	677	677	306	306
Client risk management-related	73	73	78	78
Total derivative liabilities	1,615	1,615	1,140	1,140

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $22 million at March 31, 2011 ($20 million - June 30, 2010). Fair values of loan commitments were based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Fair value hierarchy

The following tables provide information as of March 31, 2011 and June 30, 2010, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At March 31, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 227	$ -	$ -	$ 227
Treasury securities	6,201	-	-	6,201
Foreign government bonds	2,019	195	-	2,214
Government guaranteed bonds	4,162	995	-	5,157
Supranational bonds	254	-	-	254
Foreign municipal bonds	236	-	-	236
Agency bonds	20	5	-	25
Foreign agency bonds	774	198	-	972
Agency residential mortgage-backed securities	105	69	-	174
Asset-backed securities	1	3,466	60	3,527
Foreign asset-backed securities	-	387	-	387
Corporate bonds	1,935	321	-	2,256
Commercial mortgage-backed securities	-	2,090	-	2,090
Foreign residential mortgage-backed securities	46	2,024	3	2,073
Non-agency residential mortgage-backed securities	-	672	-	672
Collateralized debt and collateralized loan obligations	-	21	113	134
Total trading securities	15,980*	10,443	176	26,599
Loans (outstanding principal balance $556)	-	-	591	591
Equity investments:				
Banking and non-banking financial institutions	2,100	-	560	2,660
Insurance companies	68	-	2	70
Funds	19	-	1,769	1,788
Others	1,548	-	493	2,041
Total equity investments	3,735	-	2,824	6,559
Debt securities:				
Corporate debt securities	-	-	1,515	1,515
Preferred shares	-	-	556	556
Asset-backed securities	-	-	25	25
Other debt securities	-	-	7	7
Total debt securities	-	-	2,103	2,103
Derivative assets:				
Interest rate contracts	-	558	-	558
Foreign exchange	-	3	-	3
Interest rate and currency rates	-	2,526	-	2,526
Equity	-	-	462	462
Other	-	-	6	6
Total derivative assets	-	3,087	468	3,555
Total assets at fair value	**$ 19,715**	**$ 13,530**	**$ 6,162**	**$ 39,407**
Borrowings:				
Structured bonds	$ -	$ 4,789	$ -	$ 4,789
Unstructured bonds	15,166	14,429	-	29,595
Total borrowings (outstanding principal balance $35,613**)	15,166	19,218	-	34,384
Derivative liabilities:				
Interest rate contracts	-	407	-	407
Foreign exchange	-	80	-	80
Interest rate and currency rates	-	1,128	-	1,128
Total derivative liabilities	-	1,615	-	1,615
Total liabilities at fair value	**$ 15,166**	**$ 20,833**	**$ -**	**$ 35,999**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $227 million at March 31, 2011.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,957 million, with a fair value of $2,283 million as of March 31, 2011.

Note: For the nine months ended March 31, 2011 securities with a fair value of $27 million were transferred from level 1 to level 2 due to market activities, and securities with fair value of $4,539 million were transferred from level 2 to level 1 due to improved indications of market activity.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	At June 30, 2010			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 456	$ -	$ -	$ 456
Treasury securities	7,052	173	-	7,225
Foreign government bonds	131	273	-	404
Government guaranteed bonds	314	6,252	-	6,566
Supranational bonds	-	150	14	164
Foreign municipal bonds	-	480	-	480
Agency bonds	3	26	-	29
Foreign agency bonds	-	932	-	932
Agency residential mortgage-backed securities	-	657	-	657
Asset-backed securities	-	2,625	55	2,680
Foreign asset-backed securities	-	86	-	86
Corporate bonds	-	1,359	-	1,359
Commercial mortgage-backed securities	-	750	-	750
Foreign residential mortgage-backed securities	-	570	-	570
Non-agency residential mortgage-backed securities	-	822	-	822
Collateralized debt and collateralized loan obligations	-	106	108	214
Other	34	-	-	34
Total trading securities	7,990*	15,261	177	23,428
Loans (outstanding principal balance $488)	-	-	450	450
Equity investments:				
Banking and non-banking financial institutions	1,201	-	835	2,036
Insurance companies	-	-	33	33
Funds	2	-	1,177	1,179
Others	1,226	-	444	1,670
Total equity investments	2,429	-	2,489	4,918
Debt securities:				
Corporate debt securities	-	-	1,316	1,316
Preferred shares	-	-	464	464
Asset-backed securities	-	-	29	29
Other debt securities	-	-	6	6
Total debt securities	-	-	1,815	1,815
Derivative assets:				
Interest rate contracts	-	647	-	647
Foreign exchange	-	50	-	50
Interest rate and currency rates	-	1,653	-	1,653
Equity	-	-	337	337
Other derivative contracts	-	-	1	1
Total derivative assets	-	2,350	338	2,688
Total assets at fair value	**$ 10,419**	**$ 17,611**	**$ 5,269**	**$ 33,299**
Borrowings:				
Structured bonds	$ -	$ 4,439	$ -	$ 4,439
Unstructured bonds	12,020	12,746	-	24,766
Total borrowings (outstanding principal balance $29,944**)	12,020	17,185	-	29,205
Derivative liabilities:				
Interest rate contracts	-	327	-	327
Foreign exchange	-	36	-	36
Interest rate and currency rates	-	777	-	777
Total derivative liabilities	-	1,140	-	1,140
Total liabilities at fair value	**$ 12,020**	**$ 18,325**	**$ -**	**$ 30,345**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $561 million at June 30, 2010.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,499 million, with a fair value of $1,958 million as of June 30, 2010.
Note: For the year ended June 30, 2010 there were no transfers between Level 1 and Level 2 or vice versa.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the nine months ended March 31, 2011 and year ended June 30, 2010 (US$ millions):

Level 3 trading securities for the nine months ended March 31, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	-	-	-	2
Transfers out of Level 3 (****)	-	-	(14)	(4)	(18)
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in:					
Net income	(2)	-	-	10	8
Purchases, issuances, sales and settlements:					
Purchases	7	3	-	-	10
Proceeds from sales	(2)	-	-	(1)	(3)
Balance as of March 31, 2011	**$ 60**	**$ 3**	**$ -**	**$ 113**	**$ 176**
For the nine months ended March 31, 2011:					
Net unrealized gains (losses) included in net income	$ (2)	$ -	$ -	$ 10	$ 8

Level 3 loans and debt securities for nine months ended March 31, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in:						
Net income	87	8	(9)	-	1	-
Other comprehensive income	-	118	55	-	1	174
Purchases, issuances, sales and settlements:						
Purchases	-	143	67	-	-	210
Issuances	105	-	-	-	-	-
Proceeds from sales	-	(62)	(11)	(4)	(1)	(78)
Settlements and others	(51)	(8)	(10)	-	-	(18)
Balance as of March 31, 2011	**$ 591**	**$ 1,515**	**$ 556**	**$ 25**	**$ 7**	**$ 2,103**
For the nine months ended March 31, 2011:						
Net unrealized gains (losses) included in net income	$ 86	$ (3)	$ (6)	$ -	$ 1	$ (8)
Net unrealized gains included in other comprehensive income	$ -	$ 130	$ 50	$ -	$ 1	$ 181

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2011.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2010 beginning balance as of March 31, 2011.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 equity investments for the nine months ended March 31, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers into Level 3 (***)	32	-	-	-	32
Transfers out of Level 3 (****)	(429)	(30)	-	(114)	(573)
Net gains (losses) (realized and unrealized) for the nine months ended March 31, 2011 in:					
Net income	13	(1)	160	27	199
Other comprehensive income	14	-	-	-	14
Purchases, issuances, sales and settlements:					
Purchases	23	-	559	137	719
Proceeds from sales	(5)	-	(127)	(2)	(134)
Settlements and others	77	-	-	1	78
Balance as of March 31, 2011	**$ 560**	**$ 2**	**$ 1,769**	**$ 493**	**$ 2,824**
For the nine months ended March 31, 2011:					
Net unrealized gains (losses) included in net income	$ 13	$ (1)	$ 126	$ 43	$ 181
Net unrealized gains included in other comprehensive income	$ 14	$ -	$ -	$ -	$ 14

Level 3 derivative assets for nine months ended March 31, 2011

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (realized and unrealized) for the nine months ended March 31, 2011 in net income	166	5	171
Purchases, issuances, sales and settlements:			
Purchases	1	-	1
Settlements and others	(42)	-	(42)
Balance as of March 31, 2011	**$ 462**	**$ 6**	**$ 468**
For the nine months ended March 31, 2011:			
Net unrealized gains included in net income	$ 215	$ 6	$ 221

Level 3 trading securities for the year ended June 30, 2010

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2009	$ 293	$ 382	$ -	$ 181	$ 856
Transfers into Level 3 (***)	-	-	17	-	17
Transfers out of Level 3 (****)	(293)	(382)	-	(55)	(730)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in net income	-	-	(3)	2	(1)
Purchases, issuances, sales and settlements:					
Purchases	55	-	-	-	55
Settlements and others	-	-	-	(20)	(20)
Balance as of June 30, 2010	**$ 55**	**$ -**	**$ 14**	**$ 108**	**$ 177**
For the year ended June 30, 2010:					
Net unrealized (losses) gains included in net income	$ -	$ -	$ (4)	$ 2	$ (2)

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2011 and June 30, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of March 31, 2011 and June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 loans and debt securities for the year ended June 30, 2010

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2009	$ 386	$ 1,171	$ 258	$ 67	$ 46	$ 1,542
Net gains (realized and unrealized) for the year ended June 30, 2010 in:						
Net income	37	34	31	6	-	71
Other comprehensive income	-	27	22	(4)	-	45
Purchases, issuances, sales and settlements:						
Purchases	-	150	115	-	4	269
Issuances	106	-	-	-	-	-
Proceeds from sales	-	-	(13)	-	-	(13)
Settlements and others	(79)	(66)	51	(40)	(44)	(99)
Balance as of June 30, 2010	**$ 450**	**$ 1,316**	**$ 464**	**$ 29**	**$ 6**	**$ 1,815**
For the year ended June 30, 2010:						
Net unrealized gains included in net income	$ 36	$ 13	$ 6	$ -	$ -	$ 19
Net unrealized gains included in other comprehensive income	$ -	$ 37	$ 39	$ -	$ -	$ 76

Level 3 equity investments for the year ended June 30, 2010

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2009	$ 555	$ 3	$ 719	$ 299	$ 1,576
Transfers into Level 3 (***)	-	-	-	-	-
Transfers out of Level 3 (****)	(226)	-	-	(30)	(256)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2010 in:					
Net income	56	-	186	93	335
Other comprehensive income	372	27	-	(9)	390
Purchases, issuances, sales and settlements:					
Purchases	25	-	373	110	508
Proceeds from sales	(7)	-	(101)	(11)	(119)
Settlements and others	60	3	-	(8)	55
Balance as of June 30, 2010	**$ 835**	**$ 33**	**$ 1,177**	**$ 444**	**$ 2,489**
For the year ended June 30, 2010:					
Net unrealized gains included in net income	$ 49	$ -	$ 122	$ 74	$ 245
Net unrealized gains (losses) included in other comprehensive income	$ 379	$ 27	$ -	$ (9)	$ 397

Level 3 derivative assets for year ended June 30, 2010

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2009	$ 328	$ 7	$ 335
Net losses (realized and unrealized) for the year ended June 30, 2010 in net income	(29)	(6)	(35)
Purchases, issuances, sales and settlements:			
Purchases	66	-	66
Settlements and others	(28)	-	(28)
Balance as of June 30, 2010	**$ 337**	**$ 1**	**$ 338**
For the year ended June 30, 2010:			
Net unrealized gains included in net income	$ 3	$ 1	$ 4

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2010.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities as of June 30, 2010.
Note: IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of March 31, 2011, equity investments, accounted for at cost less impairment, with a carrying amount of $271 million were written down to their fair value of $225 million ($466 million and $374 million - March 31, 2010) pursuant to ASC 320, resulting in a loss of $46 million, which was included in income from equity investments in the condensed consolidated income statement during the nine months ended March 31, 2011 (loss of $92 million - nine months ended March 31, 2010). The amount of the write down was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the condensed consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2011 and 2010 is given below (US$ millions):

	Three months ended March 31,					
	2011			2010		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 235	$ -	$ 235	$ 207	$ 2	$ 209
Release of provision (provision) for losses on loans and guarantees	16	-	16	(27)	-	(27)
Income (losses) from debt securities	(5)	-	(5)	26	-	26
Income from equity investments	193	-	193	145	-	145
Income from liquid asset trading activities	-	198	198	-	233	233
Charges on borrowings	(23)	(4)	(27)	7	(1)	6
Other income	52	-	52	36	-	36
Other expenses	(207)	(2)	(209)	(182)	(4)	(186)
Foreign currency transaction (losses) gains on non-trading activities	15	-	15	1	-	1
Expenditures for advisory services and against other designated retained earnings	(12)	-	(12)	(14)	-	(14)
Net gains (losses) on other non-trading financial instruments accounted for at fair value						
Realized	10	-	10	5		5
Unrealized	117	(99)	18	(62)	(37)	(99)
Net income	**$ 391**	**$ 93**	**$ 484**	**$ 142**	**$ 193**	**$ 335**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

	Nine months ended March 31,					
	2011			2010		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 650	$ 8	$ 658	$ 631	$ 10	$ 641
Release of provision (provision) for losses on loans and guarantees	65	-	65	(113)	-	(113)
Income (losses) from debt securities	26	-	26	61	-	61
Income from equity investments	956	-	956	708	-	708
Income from liquid asset trading activities	-	449	449	-	684	684
Charges on borrowings	(84)	(26)	(110)	(106)	(37)	(143)
Other income	139	-	139	113	-	113
Other expenses	(602)	(7)	(609)	(539)	(10)	(549)
Foreign currency transaction (losses) gains on non-trading activities	(30)	-	(30)	(68)	-	(68)
Expenditures for advisory services and against other designated retained earnings	(89)	-	(89)	(80)	-	(80)
Net gains (losses) on other non-trading financial instruments accounted for at fair value						
Realized	37	-	37	8	-	8
Unrealized	103	134	237	(54)	(198)	(252)
Grants to IDA	(600)	-	(600)	(200)	-	(200)
Net income	**$ 571**	**$ 558**	**$ 1,129**	**$ 361**	**$ 449**	**$ 810**

NOTE M – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2011 and 2010 (US$ millions):

	Three months ended March 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 20	$ 4	$ 2	$ 15	$ 3	$ 1
Interest cost	27	4	1	26	3	2
Expected return on plan assets	(34)	(4)	-	(35)	(3)	-
Amortization of prior service cost	1	*	*	1	*	*
Amortization of unrecognized net loss	4	1	1	3	1	*
Net periodic pension cost	**$ 18**	**$ 5**	**$ 4**	**$ 10**	**$ 4**	**$ 3**

*Less than $0.5 million

	Nine months ended March 31,					
	2011			2010		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 59	$ 11	$ 6	$ 45	$ 9	$ 4
Interest cost	81	12	4	79	11	4
Expected return on plan assets	(102)	(12)	-	(105)	(11)	-
Amortization of prior service cost	1	*	*	2	*	*
Amortization of unrecognized net loss	14	5	2	9	3	2
Net periodic pension cost	**$ 53**	**$ 16**	**$ 12**	**$ 30**	**$ 12**	**$ 10**

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE N – SIGNIFICANT VARIABLE INTERESTS IN VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 95 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2011 (104 investments - June 30, 2010).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data from these VIEs, the size, including committed funding in which IFC is deemed to hold significant variable interests, totaled $18,542 million at March 31, 2011 ($12,424 million - June 30, 2010). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $3,400 million at March 31, 2011 ($3,260 million - June 30, 2010).

The sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at March 31, 2011 is as follows (US$ millions):

	March 31, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 48	$ 2	$ 6	$ -	$ -	$ 56
Europe, Middle East and North Africa	131	45	-	-	-	176
Sub-Saharan Africa, Latin America and Caribbean	432	19	4	-	-	455
Total manufacturing, agribusiness and services	611	66	10	-	-	687
Financial markets						
Asia	10	21	41	-	-	72
Europe, Middle East and North Africa	97	76	85	133	-	391
Sub-Saharan Africa, Latin America and Caribbean	64	42	5	-	-	111
Other	111	10	67	-	15	203
Total financial markets	282	149	198	133	15	777
Infrastructure and natural resources						
Asia	864	70	25	-	-	959
Europe, Middle East and North Africa	515	12	4	16	8	555
Sub-Saharan Africa, Latin America and Caribbean	349	42	-	-	31	422
Total infrastructure and natural resources	1,728	124	29	16	39	1,936
Maximum exposure to VIEs	**$ 2,621**	**$ 339**	**$ 237**	**$ 149**	**$ 54**	**$ 3,400**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value of investments and maximum exposure to VIEs at March 31, 2011 is as follows (US$ millions):

Investment Portfolio	March 31, 2011		
	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,862	$ 759	$ 2,621
Equity investments	226	113	339
Debt securities	237	-	237
Guarantees	149	-	149
Risk management	36	18	54
Maximum exposure to VIEs	$ 2,510	$ 890	$ 3,400

NOTE O – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS



KPMG LLP
2001 M Street, NW
Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Directors
International Finance Corporation:

We have reviewed the condensed consolidated balance sheet of the International Finance Corporation (IFC) as of March 31, 2011, the related condensed consolidated income statements and statements of comprehensive income for the three-month and nine-month periods ended March 31, 2011 and 2010, and the related condensed consolidated statement of changes in capital and cash flows for the nine-month periods ended March 31, 2011 and 2010. These condensed consolidated financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet and consolidated statement of capital stock and voting power of the IFC as of June 30, 2010, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the fiscal year then ended June 30, 2010 (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

KPMG LLP

May 10, 2011